UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from________to__________

Commission File Number: 0-31857

ALLIANCE FIBER OPTIC PRODUCTS, IN

(Exact name of registrant as specified in its charter)

Delaware	**77-0554122**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

275 Gibraltar Drive, Sunnyvale, CA 94089
(Address of principal executive offices)

Issuer's telephone number: (408) 736-6900

Securities registered to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.001 per share
Series A Participating Preferred Stock Purchase Rights

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The issuer's revenues for its fiscal year ending December 31, 2005: $20,962,668

The aggregate market value of the voting and non-voting common equity held by non-affiliates (based upon the closing sale price on the Nasdaq Capital Market on March 8, 2006) was approximately $48,563,128

As of March 8, 2006 there were 39,790,662 shares of Common Stock, $0.001 per share par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors and Section 16(a) Beneficial Ownership Reporting Compliance), 11,12 and 13 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2006 Annual Meeting of Stockholders to be held on May 19, 2006.

ALLIANCE FIBER OPTIC PRODUCTS, INC.

TABLE OF CONTENTS

2005 FORM 10-K

PART I

Item 1. Business

When used in this Report, the words "expects," "anticipates," "believes", "estimates," "plans," "intends," "could," "will," "may" and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements as to our operating results, revenues, sources of revenues, cost of revenues, gross margins, net and operating losses, profitability, the amount and mix of anticipated investments, exposure to interest or exchange rate rises, expenditures and expenses, our liquidity and the adequacy of our capital resources, anticipated working capital and capital expenditures, reliance on our OPMS products, our cash flow, trends in average selling prices, our reliance on the commercial success of our DWDM-related products, plans for future products and enhancements of existing products, features, benefits and uses of our products, demand for our products, our expectations regarding the impact of certain accounting changes related to equity incentive option grants, our success being tied to relationships with key customers, industry trends and market demand, acquisitions of complementary businesses, products or technologies, our efforts to protect our intellectual property, potential indemnification agreements, increases in the number of possible license offers and patent infringement claims, our competitive position, sources of competition, consolidation in our industry, our international strategy, our employee relations, the adequacy of our internal controls, the potential effect of recent accounting pronouncements and our critical accounting policies and estimates. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below, as well as risks related to the development of the metropolitan, last mile access, and enterprise networks, customer acceptance of our products, our ability to retain and obtain customers, industry-wide overcapacity and shifts in supply and demand for optical components and modules, our ability to meet customer demand and manage inventory, fluctuations in demand for our products, declines in average selling prices, development of new products by us and our competitors, increased competition, inability to obtain sufficient quantities of a raw material product, loss of a key supplier, integration of acquired businesses or technologies, financial stability in foreign markets, foreign currency exchange rates, costs associated with being a public company, delisting from the Nasdaq Capital Market, failure to meet customer requirements, our ability to license intellectual property on commercially reasonable terms, economic stability, and the risks set forth below under Item 6, "Management's Discussion and Analysis or Plan of Operation." These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

In the sections of this report entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors That May Affect Results," all references to "Alliance Fiber Optic Products," "AFOP," "we," "us," "our" or the "Company" mean Alliance Fiber Optic Products, Inc. and its subsidiaries, except where it is made clear that the term means only the parent company.

AFOP, OPIS and SPECTRAMUX are our trademarks. We may also refer to trademarks of other corporations and organizations in this document.

Overview

Alliance Fiber Optic Products designs, manufactures and markets a broad range of high performance fiber optic components, and integrated modules incorporating these components, for leading and emerging communications equipment manufacturers. We offer a broad range of products including interconnect devices that are used to connect optical fibers and components, couplers and splitters that are used to divide and combine optical power, and dense wavelength division multiplexing, or DWDM, devices that separate and combine multiple specific wavelengths. Our emphasis on design for manufacturing and our comprehensive manufacturing expertise enable us to produce our products efficiently and in volume quantities. Our product scope and ability to integrate our components into optical modules enable us to satisfy a wide range of customer requirements throughout the optical networking market. Our customers deploy our products in long-haul networks that connect cities, metropolitan networks that connect areas within cities, last mile access networks that connect to individual businesses and homes, and enterprise networks within businesses.

We were incorporated in California in December 1995. In October 2000, prior to our initial public offering, we reincorporated in Delaware as Alliance Fiber Optic Products, Inc.

Industry Background

The popularity of the Internet and the growing number of data intensive Internet-based applications and services has fueled a significant increase in the volume of data traffic. This traffic growth has increased the demands on communication networks originally developed to primarily transport voice traffic. To meet this demand, many communications service providers have and are designing and installing new networks based on fiber optic technology, which provides greater data-carrying capacity, or bandwidth, and increased transmission speeds compared to existing communications networks. Until recently, most of the fiber deployed had been dedicated to long-haul networks. However, the demands for high-speed network access and bandwidth are shifting the focus towards more complex metropolitan networks and last mile access networks, which require an increasing number of connections and components.

Optical fiber is currently being deployed across the following segments of communications networks: long-haul, metropolitan, last mile access, and enterprise.

Long-haul networks. Long-haul networks connect the communications networks of cities around the world and transport large amounts of data and voice traffic. To solve congestion problems, service providers have invested significant resources in the deployment of optical infrastructure. As a result, current long-haul networks provide high bandwidth for transmitting data over very long distances. The build-out of long-haul networks represents an important step in improving network infrastructure to support increased demand for new services and greater traffic volumes.

Metropolitan networks. Metropolitan networks connect long-haul networks to last mile access networks within urban areas. Due to the increase in data traffic and the demand for enhanced services, the existing metropolitan network infrastructure has become a bottleneck for the provision of communications services to business and residential end users. As a result, service providers are making investments in infrastructure to reduce capacity constraints in metropolitan networks.

Last mile access networks. Last mile access networks connect business and residential end users to their service provider in order to provide increased bandwidth to the end user. Traditional access networks use the existing copper wire based infrastructure, which is slow compared to the high-speed networks commonly used within businesses. Established and new service providers are beginning to deploy fiber technologies in the last mile access network in order to provide high bandwidth connectivity to the end user.

Enterprise networks. Local area networks serving the business community have utilized fiber optic links for over a decade. Historically these links have connected vertical backbone requirements between various floors of copper-based networks within office buildings. Over the last several years, as the bandwidth of local networks has increased, optical fiber has become a pervasive medium for horizontal network links especially in the storage network environment.

Service providers are seeking to maximize the performance and capacity of both new and existing optical networks through advances in optical technology. Wavelength division multiplexing, or WDM, has been used for several years to increase system capacity by combining different light signals at different wavelengths, on a single optical fiber. Each wavelength represents a separate high-bandwidth channel that can carry data. Multiplexing devices combine, or multiplex, these different wavelengths at one end of the optical network, and demultiplexing devices, or demultiplex, separate them at the other end. WDM technology has been enhanced with the introduction of dense wavelength division multiplexing, or DWDM, which permits the wavelengths to be spaced more closely together. The tighter spacing allows even more wavelengths to be transmitted on one optical fiber. The use of WDM and DWDM technology is well established in the long-haul market and is increasingly utilized in the metropolitan and last mile access markets.

Fiber optic components are used within optical networks to create, combine, isolate, amplify, split, direct and perform various other functions on the optical signals. Fiber optic components are divided into two broad categories, active and passive components. Active components require power to operate and use electrical signals to create, modulate or amplify optical signals. Passive optical components guide, mix, filter, route, adjust and stabilize optical signals transmitted through an optical network.

Market Conditions

In periods prior to 2004, communication equipment manufacturers purchased optical transport systems and related devices in anticipation of an extremely rapid increase in demand for bandwidth. While demand for bandwidth continues to increase, this demand has grown at a far slower pace than previously anticipated. As a result, communication equipment manufacturers ended up with excess inventories of optical systems and devices that now create a barrier to new sales opportunities.

This situation has created challenges for suppliers in the optical communication industry. Due to decreased unit shipments as a result of overcapacity in the industry and the resulting competition for fewer sales opportunities, average selling prices have declined as companies compete for significantly smaller market opportunities.

Over the past year, the optical components industry has experienced a slight increase in business levels. Recent orders for our products have been utilized both for upgrades of existing networks and new network builds. In addition, certain large telecommunications service providers have recently announced that they plan to deploy new broadband access networks based on fiber optic technologies for residential users. These fiber-to-the-home networks, or FTTH, are expected to significantly increase the capacity and expand the types of services that can be utilized by residential users. It remains difficult, however, to predict the timing or extent of an industry recovery and the potential impact to our business from this or any other deployment initiatives.

Products

Our passive optical products support the needs of current and next generation optical network systems applications. Our Optical Path Management Solution, or OPMS, product family provides a comprehensive line of optical interconnect devices, couplers and splitters and related optical products, as well as customized integrated modules incorporating these devices. Our Wavelength Management Solutions, or WMS, include WDM and DWDM components and modules that utilize thin film filter technologies to separate optical signals. Our advanced optical devices include our all-fiber optical depolarizer, which reduces the degree of polarization of a light source, our automatic variable optical attenuator, which controls the amount of power in an optical fiber, and our switchable optical drop/add module, which inserts or extracts specific wavelengths in a DWDM system.

The following is a discussion of our current product offerings and the products that we are developing.

OPMS Products. In nearly all fiber optic networks, the optical fiber, passive optical components and active optical devices must be joined using optical interconnection systems. Our OPMS platform provides fundamental component support for these applications as well as standard and custom value added integrated solutions that address the need for higher functionality and modularity. All of the OPMS products described below are in production and are shipping to customers.

OPMS Modules. The evolution of optical components is driven by the increasing need for packaging density, module performance and overall cost effectiveness. We design and package our various OPMS components to provide integrated modules for our customers. Our integrated modules are designed to reduce our customers' system design requirements and ease implementation.

Optical Connectors, Adapters and Cable Assemblies. Optical connectors and adapters are precision devices that connect fibers together. Optical cable assemblies are used to bridge relatively short distances with optical paths. We offer a broad range of industry standard connection products that support a wide range of fiber and fiber cable types. Further, with our integrated design and manufacturing capability, we are able to customize these products to meet our customers' needs for compact size and special features. We specialize in providing our customers with high performance custom cable assemblies to serve in conjunction with our optical interconnection solutions at all interface points in the optical communications network.

Fused and Planar Fiber Optical Splitters and Couplers. Fused and planar fiber optical splitters and couplers are branching devices that are used to split optical power from a single fiber, or set of fibers, into a different set of fibers. They are often used to distribute optical signals to multiple locations for processing. These devices utilize signal and power sharing features to reduce the total cost of delivering bandwidth to end-users. Our optical splitters and couplers reduce insertion loss, or the power loss incurred when inserting components into an optical path, and deliver high performance, including uniform optical wavelength splitting.

Optical Tap Couplers and Ultra Low Polarization Dependent Loss Tap Couplers. Optical tap couplers are fused fiber branching devices that split off a portion of light to allow for optical monitoring and feedback. These devices are used extensively in fiber amplifier power control. They are also utilized in transmission equipment for performance monitoring and control. Our ultra low polarization dependent loss devices offer low levels of sensitivity to polarization, which is a characteristic of light that can cause a reduction in the power of optical signals. These devices enable more effective monitoring and management of optical networks.

Amplifier WDM Couplers. Amplifier WDM couplers are used with specialized fibers to combine or separate specific wavelengths of light associated with standard telecommunications optical amplifier requirements. Our amplifier WDM couplers are stable low power loss components with high power handling capability.

Optical Fixed Attenuators. Optical fixed attenuators diminish the optical power within a given optical path without interference or reduction in optical signal quality. Typically this function is embedded in an optical connector or adapter element to simplify optical network installation. We utilize attenuated fiber that reduces power while preserving performance characteristics, including optical signal quality and reliability.

Fused Fiber WDM Couplers. Fused fiber WDM couplers are used to combine and separate optical signals transmitted on different wavelengths. This function provides the first level of bandwidth expansion for a network by increasing a fiber's signal carrying capacity. Fused fiber WDM couplers may also be used to add additional functionality to the network such as network status monitoring. Our fused fiber WDM couplers provide a cost effective way to minimize loss and maximize wavelength isolation.

Filter-Based Wavelength Management Products. In recent years, wavelength division multiplexing has become the preferred method of increasing bandwidth throughout optical networks. Our filter-based products serve WDM and DWDM systems as core passive elements that direct and manage larger numbers of optical signal channels. Our wavelength management products also enable network DWDM systems to manage and monitor a large number of optical signals by separating these signals into different paths that can be processed individually. All of the Filter-Based Wavelength Management Products described below are in production and are shipping to customers.

Filter WDMs. Our thin film filter based WDMs are used to combine and separate optical signals. Our filter-based products allow for higher isolation and narrower wavelength separations than fused fiber technology. Our filter WDMs are designed for a range of network applications including combining active and passive components and wavelength monitoring, splitting and separating tasks.

Amplifier Filter WDMs. Amplifier filter WDMs utilize thin film filter technology to maintain wavelength separation in demanding applications. In addition, filter technology allows for narrow wavelength separation. Our amplifier filter WDMs are designed for a range of applications, such as splitting wavelengths and connecting lasers used in wavelength amplification.

DWDMs. Dense wave division multiplexers, or DWDMs, are integrated optical modules that combine, or multiplex, and separate, or demultiplex, multiple optical signals of different wavelengths on a single fiber. The separation of wavelengths are so narrow, or dense, that a large number of channels (greater than 10) can be combined within the band of usable wavelengths of the fiber itself. We utilize proprietary thin film technology in the development and manufacture of our DWDM products. This technology delivers excellent performance characteristics, including narrow channel separation and wide channel bandpass, which is the range of frequencies that will pass through a filter. Thin film filter technology allows for a range of solutions for 200 GHz, 100 GHz and 50 GHz International Telecom Union wavelength spacing applications, which permit 40 channels, 80 channels, and 160 channels, respectively, to be transmitted across a single fiber. Our DWDMs directly address the scalable channel plans found in metropolitan and last mile access network applications.

CWDMs. Coarse wavelength division multiplexers, or CWDMs, are integrated optical modules that multiplex or demultiplex multiple optical signals of different wavelengths on a single fiber. Our CWDM product separate wavelength into 20 nm spacing to cover the complete fiber optical communication spectrum from 1270 nm to 1610 nm. With the unique low insertion loss and flat band-pass profile, CWDMs provide the most economic and efficient wavelength division multiplexing solutions for metropolitan and access networks. Our CWDM product covers 4 channel, 8 channel, and 16 channel mux and demux applications, and upgradeability for both 4 channel and 8 channel types. We also offer optical add-drop modules (OADMs) for CWDM networks, with the capability of adding or dropping from one to 15 channels. In addition to the CWDM mux, demux and optical add/drop modules, we also offer complete rackmount CWDM solutions to customers so they can easily mount our CWDM products directly on their system rack. We believe CWDM products directly address the metropolitan and access markets' competitive wavelength management needs.

CCWDMs. Compact coarse wavelength division multiplexers, or CCWDMs, are integrated optical modules that are designed to significantly improve optical performance, while reducing manufacturing costs, in a package less than 1/4 the size of conventional CWDM modules. It features high wavelength accuracy and stability, low insertion loss, high isolation, low polarization dependent loss and an epoxy-free optical path. The Telcordia 1209/1221-qualified CCWDM builds on AFOP's proprietary optical bench platform, and we believe it has the smallest footprint of any comparable CWDMs. With a channel spacing of 20 nm and wide bandpass characteristics it allows for datacom or telecom network applications with low-cost uncooled lasers. These CCWDM Mux/Demuxes are available in four or eight channels and include an expansion port for 16 channel systems.

Add/Drop DWDM Filters. Add/drop DWDM filter products are used to insert or extract specific wavelengths in a DWDM system. While a large number of channels can be transmitted through a single fiber network, often only selected channels of information are required at a particular location. Our 200 GHz, 100 GHz and 50 GHz add/drop components use high performance filter technology and operate with very little optical power loss in order to provide high channel separation and high stability.

Advanced Optical Devices. As the capacity and complexity of optical networks increases, future systems face significant challenges. Performance characteristics such as stability, channel balance and power loss due to polarization become difficult to manage without the addition of optical control devices. Our advanced optical devices serve to add further control in next generation networks and network measurement equipment. All of the Advanced Optical Devices described below are in production and are shipping to customers.

Automatic Variable Optical Attenuators. Automatic variable optical attenuators are designed to control the optical power in a fiber. They are often combined with an active system component to maintain optical power on a network even if the input signal is changing power. Our automatic variable optical attenuators are specifically designed for application in DWDM networks for use with individual channel source elements such as add/drop transmitters. The cost and performance characteristics of our automatic variable optical attenuators are specifically targeted to allow for the use of these devices in volume as principal DWDM channel stabilization components.

Planar Lightwave Circuit Splitters. Our optical Splitters reduce insertion loss, or the power loss incurred when inserting components into an optical path, and deliver high performance. These devices enable more effective monitoring and management of optical networks.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. As of December 31, 2005, we had 43 United States patents issued or assigned to us and had 35 United States patent applications pending. Our 43 U.S. patents expire between January 2011 and October 2023. We also have 50 foreign patents issued, and 18 foreign patent applications pending. Our foreign patents issued will expire between September 2017 and March 2024. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect them.

From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. We expect we will increasingly be subject to license offers and infringement claims as the number of products and competitors in our market grows and the functions of products overlap. Patents of third parties may be determined to be valid, or some of our products may ultimately be determined to infringe them. Other companies may pursue litigation with respect to those or other claims. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, to pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results, financial condition, or cash flows. As of December 31, 2005, there were no infringement claims or litigation pending against us.

Customers

We sell our products to communications equipment manufacturers that incorporate our products into their systems that they in turn sell to network service providers. In certain cases, we sell our products to other component manufacturers for resale or inclusion in their products. In the year ended December 31, 2005, we sold our products to more than 160 customers. One customer accounted for 10% of our revenues in the year ended December 31, 2005. One customer accounted for 11% of our revenues in the years ended December 31, 2004 and 2003, respectively.

The following is a summary of our revenues generated by geographic segments (in thousands):

	Years Ended December 31,		
	2005	2004	2003
Revenues			
United States	$ 19,586	$ 13,055	$ 10,702
Taiwan	1,377	1,503	768
	$ 20,963	$ 14,558	$ 11,470

Sales, Marketing and Technical Support and Product Management

Sales. Our direct sales force markets and sells our products primarily in the United States. We also maintain a sales support staff in Taiwan to service customers based in the Asia Pacific region. Our direct sales force and technical marketing personnel maintain close contact with our customers and provide technical support.

Marketing. We have a number of marketing programs to support the sale and distribution of our products and to inform existing and potential customers about the capabilities and benefits of our products. Our marketing efforts include participating in industry trade shows and technical conferences, advertising in trade journals and communicating through our corporate website and direct mail.

Technical Support and Product Management. We maintain a technically knowledgeable support staff that is critical to our development of long-term customer relationships. Our technical support and product management staff works closely with our customers to understand their product requirements, to assist customers with utilizing our product line, and to develop customized product solutions.

Competition

The fiber optic component industry is highly competitive and subject to rapid technological change. We believe that the principal differentiating factors in the fiber optic component market are support for multiple optical interfaces, high optical power, wavelength selection, manufacturing capacity, reliable and compact packaging, price, product innovation and reliability of product performance. Based on our assessment of the performance and price of similar competitive product offerings, we believe that our products compare favorably, although we cannot assure that they will continue to do so.

Our principal competitors in the components market include Avanex Corporation, DiCon Fiberoptics, Inc., JDS Uniphase Corp., Oplink Communications, Inc., Stratos International, Inc. and Tyco Electronics Corporation. We estimate that we have approximately 20 competitors in the components market as of December 31, 2005. We believe that we primarily compete with diversified suppliers for the majority of our product line and to a lesser extent with a large number of niche companies that offer a more limited product line. Competitors throughout the optical component industry, including those who sell active components, may rapidly become competitors in portions of our business. Competitors who provide both active and passive components may have a competitive advantage because they provide a more complete product solution than we provide. In addition, our industry has recently experienced significant consolidation, and we anticipate that further consolidation will occur. This consolidation has further increased and we believe will further increase competition. We expect significant pricing pressure from our competitors that may negatively affect our margins. We cannot assure you that we will be able to compete successfully with existing or future competitors or that competitive pressures will not seriously harm our business, operating results and financial condition.

Product Development

As of December 31, 2005, we had a total of 50 engineers and technicians that are directly involved in research and development of our products located in the United States, Taiwan and China. Our engineering team has extensive design, packaging, processing and software experience in optical components, interfaces and systems.

Our primary product development center is located in Sunnyvale, California, where we opened our Photonics Technology Center in March 2001. Our Taiwanese subsidiary also engages in product development. Our research and development expenses were $3.4 million, $5.6 million and $5.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. We spend a substantial proportion of our financial resources to develop new technologies and products to serve the next generation communication markets.

Sources and Availability of Raw Materials

We make significant purchases of key materials, components and equipment, including ferrules, graded index lenses, or GRIN lenses, filters and other components from third party suppliers. We obtain most of our critical raw materials and components from a single or limited number of suppliers. When possible, we also develop and maintain alternative sources for essential materials and components. However, there is only one supplier of GRIN lenses. The inability to obtain sufficient quantities of these materials or components may result in delays, increased costs, and reductions in our product shipments.

Manufacturing

We currently manufacture the majority of our OPMS products at our facility in Tu-Cheng City, Taiwan and fiber array products in Hu-Kou City, Taiwan. We manufacture our filter-based and advanced products at our headquarters in Sunnyvale, California and at our facility near Shenzhen, China.

Each of our facilities maintains comprehensive in-house manufacturing processes, including component and integrated module design, integration, production, and testing. We plan to continue to invest resources in manufacturing management, engineering and quality control.

We have established a quality management system, or QMS, which is designed to ensure that the products we provide to our customers meet or exceed their requirements. All our three facilities are ISO 9001-2000 certified. Among them, both Taiwan facilities are also TL-9000 certified.

Employees

As of December 31, 2005, we had 581 full-time employees, including 48 located in the United States, 304 in Taiwan and 229 in mainland China. Of our 581 full-time employees, 52 are engaged in product development, 449 are engaged in manufacturing production, 18 are engaged in sales, marketing, application support and customer service, and 62 are engaged in general and administration. None of our employees are represented by a labor union. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Available Information

Our internet address is www.afop.com. The Company makes available free of charge through a hyperlink on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after the material is furnished to the SEC. Our website and the information contained therein or connected thereto is not intended to be incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

We have a history of losses, expect future losses and may not be able to generate sufficient revenues in the future to achieve and sustain profitability.

We incurred net losses of approximately $2.6 million, $9.3 million and $8.5 million in fiscal year 2005, 2004 and 2003, respectively, and expect that our net losses and negative cash flows will continue for the foreseeable future as we continue to invest in our business. As of December 31, 2005, we had an accumulated deficit of approximately $72.5 million.

Although we continue to experience fluctuating demand for our products, we are hopeful that demand for our products will increase in the future. If this happens, we expect to incur significant and increasing expenses for expansion of our manufacturing operations, research and development, sales and marketing, and administration, and in developing direct sales and distribution channels. Given the rate at which competition in our industry intensifies and the significant fluctuations in demand for our products, we may not be able to adequately control our costs and expenses or achieve or maintain adequate operating margins. As a result, to achieve and maintain profitability, we will need to generate and sustain substantially higher revenues while maintaining reasonable cost and expense levels. We may not be able to achieve and sustain profitability on a quarterly or an annual basis.

Our quarterly and annual financial results have historically fluctuated due primarily to introduction of, demand for, and sales of our products, and future fluctuations may cause our stock price to decline.

We believe that period-to-period comparisons of our operating results are not a good indication of our future performance. Our quarterly operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a number of factors. For example, the timing and expenses associated with product introductions and establishing additional manufacturing lines and facilities, changes in manufacturing volume, declining average selling prices of our products, the timing and extent of product sales, the mix of domestic and international sales, the mix of sales channels through which our products are sold, the mix of products sold and significant fluctuations in the demand for our products have caused our operating results to fluctuate in the past. Because we incur operating expenses based on anticipated revenue trends, and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing revenues or any decrease in revenues could significantly harm our quarterly results of operations. Other factors, many of which are more fully discussed in other risk factors below, may also cause our results to fluctuate. Many of the factors that may cause our results to fluctuate are outside of our control. If our quarterly or annual operating results do not meet the expectations of investors and securities analysts, the trading price of our common stock could significantly decline.

Our Optical Path Management Solution (OPMS) products have historically represented a significant part of our revenues, and if we are unsuccessful in commercially selling our DWDM-related products, our business will be seriously harmed.

Sales of our OPMS products accounted for 67.2% and 73.0% of our revenues in the fiscal years ended December 31, 2005 and 2004, respectively and substantially all of our historical revenues. We expect to substantially depend on our OPMS products for our near-term revenues. Any significant decline in the demand for these products, or failure to increase their market acceptance, would seriously harm our business. Declining average selling prices of our products during 2005 have negatively impacted our revenues. We believe that our future growth and a significant portion of our future revenues will depend on the commercial success of our DWDM-related products, which we began shipping commercially in July 2000. Demand for these products has fluctuated over the past few years, declining sharply starting in mid fiscal 2001 and then increasing beginning in 2003. If demand does not continue to increase and our target customers do not continue to adopt and purchase our DWDM-related products, our revenues may decline and we may have to write-off additional inventory that is currently on our books.

We are experiencing fluctuations in market demand due to overcapacity in our industry and an economy that is stymied by international terrorism, war and political instability.

Since 2001, the United States economy has experienced and continues to experience significant fluctuations in consumption and demand. During the past few years, telecommunication companies have mostly decreased their spending, which has resulted in excess inventory, overcapacity and a decrease in demand for our products. We may experience further decreases in the demand for our products due to a weak domestic and international economy as the fiber optics industry copes with the effects of oversupply of products, international terrorism, war and political instability. Even if the general economy experiences a recovery, the activity of the United States telecommunications industry may lag behind the recovery of the overall United States economy.

If we cannot attract more optical communications equipment manufacturers to purchase our products, we may not be able to increase or sustain our revenues.

Our future success will depend on our ability to migrate existing customers to our new products and our ability to attract additional customers. Some of our present customers are relatively new companies. The growth of our customer base could be adversely affected by:

- customer unwillingness to implement our products;
- any delays or difficulties that we may incur in completing the development and introduction of our planned products or product enhancements;
- the success of our customers;
- excess inventory in the telecommunications industry;
- new product introductions by our competitors;
- any failure of our products to perform as expected; or
- any difficulty we may incur in meeting customer's delivery requirements or product specifications.

The fluctuations in the economy have affected the telecommunications industry. Telecommunications companies have cut back on their capital expenditure budgets, which has and may continue to further decrease demand for equipment and parts, including our products. This decrease has had and may continue to have an adverse effect on the demand for fiber optic products and negatively impact the growth of our customer base.

The market for fiber optic components is increasingly competitive, and if we are unable to compete successfully our revenues could decline.

The market for fiber optic components is intensely competitive. We believe that our principal competitors are the major manufacturers of optical components and integrated modules, including vendors selling to third parties and business divisions within communications equipment suppliers. Our principal competitors in the components market include Avanex Corp., DiCon Fiberoptics, Inc., JDS Uniphase Corp., Oplink Communications Inc., Stratos International, Inc. and Tyco Electronics Corporation. We believe that we primarily compete with diversified suppliers for the majority of our product line and to a lesser extent with niche companies that offer a more limited product line. Competitors in any portion of our business may also rapidly become competitors in other portions of our business. In addition, our industry has recently experienced significant consolidation, and we anticipate that further consolidation will occur. This consolidation has further increased competition.

Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing, manufacturing and other resources than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies and to changes in customer requirements, to devote greater resources to the development, promotion and sale of products, to negotiate lower prices on raw materials and components, or to deliver competitive products at lower prices.

Several of our existing and potential customers are also current and potential competitors of ours. These companies may develop or acquire additional competitive products or technologies in the future and subsequently reduce or cease their purchases from us. In light of the consolidation in the optical networking industry, we also believe that the size of suppliers will be an increasingly important part of a purchaser's decision-making criteria in the future. We may not be able to compete successfully with existing or new competitors, and we cannot ensure that the competitive pressures we face will not result in lower prices for our products, loss of market share, or reduced gross margins, any of which could harm our business.

New and competing technologies are emerging due to increased competition and customer demand. The introduction of products incorporating new or competing technologies or the emergence of new industry standards could make our existing products noncompetitive. For example, there are technologies for the design of wavelength division multiplexers that compete with the technology that we incorporate in our products. If our products do not incorporate technologies demanded by customers, we could lose market share causing our business to suffer.

If we fail to effectively manage our operations, specifically given the past history of sudden and dramatic downturn in demand for our products, our operating results could be harmed.

We rapidly expanded our operations domestically and internationally in the final two quarters of 2000. We had to carefully manage and re-evaluate this expansion given the sudden and dramatic downturn in demand for our products experienced in 2001 and 2002. Additionally, we implemented a reduction in force to reduce employees during the second, third and fourth quarters of 2002 to match our operations to this decreased demand for our products. As of December 31, 2005, we had a total of 48 full-time employees in Sunnyvale, California, 304 full-time employees in Taiwan, and 229 full-time employees in China. Matching the scale of our operations with demand fluctuations, combined with the challenges of expanding and managing geographically dispersed operations, has placed, and will continue to place, a significant strain on our management and resources. To manage the expected fluctuations in our operations and personnel, we will be required to:

- improve existing and implement new operational, financial and management controls, reporting systems and procedures;
- hire, train, motivate and manage additional qualified personnel, especially if we experience a significant increase in demand for our products;
- effectively expand or reduce our manufacturing capacity, attempting to adjust it to customer demand; and
- effectively manage relationships with our customers, suppliers, representatives and other third parties.

In addition, we will need to coordinate our domestic and international operations and establish the necessary infrastructure to implement our international strategy. If we are not able to manage our operations in an efficient and timely manner, our business will be severely harmed.

Our success also depends, to a large degree, on the efficient and uninterrupted operation of our facilities. We have expanded our manufacturing facilities in Taiwan and manufacture many of our products there. Our facility in China also houses a substantial portion of our manufacturing operations. There is significant political tension between Taiwan and China. If there is an outbreak of hostilities between Taiwan and China, our manufacturing operations may be disrupted or we may have to relocate our manufacturing operations. Tensions between Taiwan and China may also affect our facility in China. Relocating a portion of our employees could cause temporary disruptions in our operations and divert management's attention.

Because of the time it takes to develop fiber optic components, we incur substantial expenses for which we may not earn associated revenues.

The development of new or enhanced fiber optic products is a complex and uncertain process. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. Development costs and expenses are incurred before we generate revenues from sales of products resulting from these efforts. Our total research and development expenses were approximately \$3.4 million, \$5.6 million and \$5.6 million for the fiscal years 2005, 2004 and 2003, respectively. We intend to continue to invest in our research and product development efforts, which could have a negative impact on our earnings in future periods if we do not earn associated revenue from such efforts.

If we are unable to develop new products and product enhancements that achieve market acceptance, sales of our fiber optic components could decline, which could reduce our revenues.

The communications industry is characterized by rapidly changing technology, frequent new product introductions, changes in customer requirements, evolving industry standards and, more recently, significant variations in customer demand. Our future success depends on our ability to anticipate market needs and develop products that address those needs. As a result, our products could quickly become obsolete if we fail to predict market needs accurately or develop new products or product enhancements in a timely manner. Our failure to predict market needs accurately or to develop new products or product enhancements in a timely manner will harm market acceptance and sales of our products. If the development or enhancement of these products or any other future products takes longer than we anticipate, or if we are unable to introduce these products to market, our sales will not increase. Even if we are able to develop and commercially introduce them, these new products may not achieve the widespread market acceptance necessary to provide an adequate return on our investment.

Current and future demand for our products depends on the continued growth of the Internet and the communications industry, which is experiencing rapid consolidation, realignment, oversupply of product inventory and fluctuating demand for fiber optic products.

Our future success depends on the continued growth of the Internet as a widely used medium for communications and commerce, and the growth of optical networks to meet the increased demand for capacity to transmit data, or bandwidth. If the Internet does not continue to expand as a medium for communications and commerce, the need to significantly increase bandwidth across networks and the market for fiber optic components may not continue to develop. If this growth does not continue, sales of our products may continue to decline, which would adversely affect our revenues. Our customers have experienced an oversupply of inventory due to fluctuating demand for their products that has resulted in inconsistent demand for our products. Future demand for our products is uncertain and will depend heavily on the continued growth and upgrading of optical networks, especially in the metropolitan, last mile, and enterprise access segments of the networks.

Inconsistent spending by telecommunication companies over the past three years has resulted in fluctuating demand for our products. The rate at which communication service providers and other fiber optic network users have built new fiber optic networks or installed new systems in their existing fiber optic networks has fluctuated in the past and these fluctuations may continue in the future. These fluctuations may result in reduced demand for new or upgraded fiber optic systems that utilize our products and therefore, may result in reduced demand for our products. Declines in the development of new networks and installation of new systems have resulted in the past in a decrease in demand for our products, an increase in our inventory, and erosion in the average selling prices of our products.

The communications industry is experiencing rapid consolidation and realignment, as industry participants seek to capitalize on the rapidly changing competitive landscape developing around the Internet and new communications technologies such as fiber optic networks. As the communications industry consolidates and realigns to accommodate technological and other developments, our customers may consolidate or align with other entities in a manner that results in a decrease in demand for our products.

The optical networking component industry has in the past, is now, and may in the future experience declining average selling prices, which could cause our gross margins to decline.

The optical networking component industry has in the past experienced declining average selling prices as a result of increasing competition and greater unit volumes as communication service providers continue to deploy fiber optic networks. Average selling prices are currently decreasing and may continue to decrease in the future in response to product introductions by competitors, price pressures from significant customers, greater manufacturing efficiencies achieved through increased automation in the manufacturing process and inventory build-up due to decreased demand. Average selling price declines may contribute to a decline in our gross margins which could harm our results of operations.

We will not attract new orders for our fiber optic components unless we can deliver sufficient quantities of our products to optical communications equipment manufacturers.

Communications service providers and optical systems manufacturers typically require that suppliers commit to provide specified quantities of products over a given period of time. If we are unable to commit to deliver quantities of our products to satisfy a customer's anticipated needs, we will lose the order and the opportunity for significant sales to that customer for a lengthy period of time. In addition, we would be unable to fill large orders if we do not have sufficient manufacturing capacity to enable us to commit to provide customers with specified quantities of products. However, if we build our manufacturing capacity and inventory in excess of demand, as we have done in the past, we may produce excess inventory that may have to be reserved or written off.

We depend on a limited number of third parties to supply key materials, components and equipment, such as ferrules, optical filters and lenses, and if we are not able to obtain sufficient quantities of these items at acceptable prices, our ability to fill orders would be limited and our operating results could be harmed.

We depend on third parties to supply the raw materials and components we use to manufacture our products. To be competitive, we must obtain from our suppliers, on a timely basis, sufficient quantities of raw materials and components at acceptable prices. We obtain most of our critical raw materials and components from a single or limited number of suppliers and generally do not have long-term supply contracts with them. As a result, our suppliers could terminate the supply of a particular material or component at any time without penalty. Finding alternative sources may involve significant expense and delay, if these sources can be found at all. Difficulties in obtaining raw materials or components in the future may delay or limit our product shipments, which could result in lost orders, increase our costs, reduce our control over quality and delivery schedules and require us to redesign our products. If a supplier became unable or unwilling to continue to manufacture or ship materials or components in required volumes, we would have to identify and qualify an acceptable replacement. A delay or reduction in shipments or any need to identify and qualify replacement suppliers would harm our business. All of our graded index, or GRIN, lenses, which are incorporated into substantially all of our filter-based DWDM products, are obtained from one supplier, Nippon Sheet Glass. Nippon Sheet Glass is the only known supplier of GRIN lenses.

Because we experience long lead times for materials and components, we may not be able to effectively manage our inventory levels and manufacturing capacity, which could harm our operating results.

Because we experience long lead times for materials and components and are often required to purchase significant amounts of materials and components far in advance of product shipments, we may not effectively manage our inventory levels, which could harm our operating results. We recorded significant charges for excess and obsolete inventory in the years ended December 31, 2004 and December 31, 2002, respectively. Alternatively, if we underestimate our raw material requirements, we may have inadequate inventory, which could result in delays in shipments and loss of customers. If we purchase raw materials and increase production in anticipation of orders that do not materialize or that shift to another quarter, we will, as we have in the past, have to carry or write off excess inventory and our gross margins will decline. Either situation could cause our results of operations to be below the expectations of investors and public market analysts, which could, in turn, cause the price of our common stock to decline. The time our customers require to incorporate our products into their own can vary significantly and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our forecasts. Even if we receive these orders, the additional manufacturing capacity that we add to meet our customer's requirements may be underutilized in a subsequent quarter, and we may be required to record impairment charges related to manufacturing assets.

We are exposed to risks and increased expenses as a result of recent legislation requiring companies to evaluate internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent auditors to attest to, the effectiveness of our internal controls over financial reporting beginning with our year ending December 31, 2007. We have implemented an ongoing program to perform the system and process evaluation and testing we believe to be necessary to comply with these requirements, however, we cannot assure you that we will be successful in our efforts. This legislation is relatively new and neither companies nor accounting firms have significant experience in complying with its requirements. As a result, we expect to incur increased expense and to devote additional management resources to Section 404 compliance. In the event that our chief executive officer, acting chief financial officer or independent registered public accounting firm determine that our internal controls over financial reporting are not effective as defined under Section 404, investor perceptions of our company may be adversely affected and could cause a decline in the market price of our stock.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants, have recently been revised or are under review. The Financial Accounting Standards Board and other agencies have finalized changes to U.S. generally accepted accounting principles that will require us, starting in our first quarter of 2006, to record a charge to earnings for employee stock option grants and other equity incentives. We may have significant and ongoing accounting charges resulting from option grant and other equity incentive expensing that could reduce our overall net income. At this time, we expect the application of this standard to have no material impact on the Company's financial statements. In addition, since we historically have used equity-related compensation as a component of our total employee compensation program, the accounting change could make the use of equity-related compensation less attractive to us and therefore make it more difficult to attract and retain employees.

We depend on key personnel to operate our business effectively in the rapidly changing fiber optic components market, and if we are unable to hire and retain appropriate management and technical personnel, our ability to develop our business could be harmed.

Our success depends to a significant degree upon the continued contributions of the principal members of our technical sales, marketing, engineering and management personnel, many of whom perform important management functions and would be difficult to replace. We particularly depend upon the continued services of our executive officers, particularly Peter Chang, our President and Chief Executive Officer; David Hubbard, our Vice President, Sales and Marketing; Wei-shin Tsay, our senior Vice President of Product Development; Anita Ho, our Acting Chief Financial Officer and Corporate Controller; and other key engineering, sales, marketing, finance, manufacturing and support personnel. In addition, we depend upon the continued services of key management personnel at our Taiwanese subsidiary. None of our officers or key employees is bound by an employment agreement for any specific term, and may terminate their employment at any time. In addition, we do not have "key person" life insurance policies covering any of our employees.

Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. We may have difficulty hiring skilled engineers at our manufacturing facilities in the United States, Taiwan, and China. If we are not successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs, our business may be harmed.

If we are not able to achieve acceptable manufacturing yields and sufficient product reliability in the production of our fiber optic components, we may incur increased costs and delays in shipping products to our customers, which could impair our operating results.

Complex and precise processes are required for the manufacture of our products. Changes in our manufacturing processes or those of our suppliers, or the inadvertent use of defective materials, could significantly reduce our manufacturing yields and product reliability. Because the majority of our manufacturing costs are relatively fixed, manufacturing yields are critical to our results of operations. Lower than expected production yields could delay product shipments and impair our operating results. We may not obtain acceptable yields in the future.

In some cases, existing manufacturing techniques, which involve substantial manual labor, may not allow us to cost-effectively meet our production goals so that we maintain acceptable gross margins while meeting the cost targets of our customers. We may not achieve adequate manufacturing cost efficiencies.

Because we plan to introduce new products and product enhancements, we must effectively transfer production information from our product development department to our manufacturing group and coordinate our efforts with those of our suppliers to rapidly achieve volume production. In our experience, our yields have been lower during the early stages of introducing new product to manufacturing. If we fail to effectively manage this process or if we experience delays, disruptions or quality control problems in our manufacturing operations, our shipments of products to our customers could be delayed.

Because the qualification and sales cycle associated with fiber optic components is lengthy and varied, it is difficult to predict the timing of a sale or whether a sale will be made, which may cause us to have excess manufacturing capacity or inventory and negatively impact our operating results.

In the communications industry, service providers and optical systems manufacturers often undertake extensive qualification processes prior to placing orders for large quantities of products such as ours, because these products must function as part of a larger system or network. This process may range from three to six months and sometimes longer. Once they decide to use a particular supplier's product or component, these potential customers design the product into their system, which is known as a design-in win. Suppliers whose products or components are not designed in are unlikely to make sales to that customer until at least the adoption of a future redesigned system. Even then, many customers may be reluctant to incorporate entirely new products into their new systems, as this could involve significant additional redesign efforts. If we fail to achieve design-in wins in our potential customers' qualification processes, we will lose the opportunity for significant sales to those customers for a lengthy period of time.

In addition, some of our customers require that our products be subjected to standards-based qualification testing, which can take up to nine months or more. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses, expend significant management efforts, increase manufacturing capacity and order long lead-time supplies. Even after the evaluation process, it is possible a potential customer will not purchase our products. In addition, product purchases are frequently subject to unplanned processing and other delays, particularly with respect to larger customers for which our products represent a very small percentage of their overall purchase activity. Accordingly, our revenues and operating results may vary significantly and unexpectedly from quarter to quarter.

If our customers do not qualify our manufacturing lines for volume shipments, our optical networking components may be dropped from supply programs and our revenues may decline.

Customers generally will not purchase any of our products, other than limited numbers of evaluation units, before they qualify our products, approve our manufacturing process and approve our quality assurance system. Our existing manufacturing lines, as well as each new manufacturing line, must pass through various levels of approval with our customers. For example, customers may require that we be registered under international quality standards. Our products may also have to be qualified to specific customer requirements. This customer approval process determines whether the manufacturing line achieves the customers' quality, performance and reliability standards. Delays in product qualification may cause a product to be dropped from a long-term supply program and result in significant lost revenue opportunity over the term of that program.

Our fiber optic components are deployed in large and complex communications networks and may contain defects that are not detected until after our products have been installed, which could damage our reputation and cause us to lose customers.

Our products are designed for deployment in large and complex optical networks. Because of the nature of these products, they can only be fully tested for reliability when deployed in networks for long periods of time. Our fiber optic products may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products only after they have been fully deployed and operated under peak stress conditions. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things:

- loss of customers;
- damage to our reputation;
- failure to attract new customers or achieve market acceptance;
- diversion of development and engineering resources; and
- legal actions by our customers.

The occurrence of any one or more of the foregoing factors could cause our net loss to increase.

The market for fiber optic components is new and unpredictable, characterized by rapid technological changes, evolving industry standards, and significant changes in customer demand, which could result in decreased demand for our products, erosion of average selling prices, and could negatively impact our revenues.

The market for fiber optic components is new and characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Because this market is new, it is difficult to predict its potential size or future growth rate. Widespread adoption of optical networks, especially in the metropolitan, last mile, and enterprise access segments of the networks, is critical to our future success. Potential end-user customers who have invested substantial resources in their existing copper lines or other systems may be reluctant or slow to adopt a new approach, such as optical networks. Our success in generating revenues in this emerging market will depend on:

- the education of potential end-user customers and network service providers about the benefits of optical networks; and
- the continued growth of the metropolitan, last mile, and enterprise access segments of the communications network.

If we fail to address changing market conditions, sales of our products may decline, which would adversely impact our revenues.

We may be unable to successfully integrate acquired businesses or assets with our business, which may disrupt our business, divert management's attention and slow our ability to expand the range of our proprietary technologies and products.

To expand the range of our proprietary technologies and products, we may acquire complementary businesses, technologies or products, if appropriate opportunities arise. We may be unable to identify other suitable acquisitions at reasonable prices or on reasonable terms, or consummate future acquisitions or other investments, any of which could slow our growth strategy. We may have difficulty integrating the acquired products, personnel or technologies of any company or acquisition that we may make. Similarly, we may not be able to attract or retain key management, technical or sales personnel of any other companies that we acquire or from which we acquire assets. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

If our common stock is not relisted on the Nasdaq National Market, we will be subject to certain provisions of the California General Corporation Law that may affect our charter documents and result in additional expenses.

Beginning at the commencement of trading on November 8, 2002, the listing of our common stock was transferred from the Nasdaq National Market to the Nasdaq Capital Market. As a result, we may become subject to certain sections of the California General Corporation Law that will affect our charter documents if our common stock is not returned to being listed on the Nasdaq National Market. A recent Delaware decision has called into question the applicability of the California General Corporation Law to Delaware corporations. However, if the California General Corporation Law applies to our company, we will not be able to continue to have a classified board or continue to eliminate cumulative voting by our stockholders. In addition, certain provisions of our Certificate of Incorporation that call for supermajority voting may need to be approved by stockholders every two years or be eliminated. Also, in the event of a reorganization, stockholders will have dissenting stockholder rights under both California and Delaware law. Any of these changes will result in additional expense as we will have to comply with certain provisions of the California General Corporation Law as well as the Delaware General Corporation Law. We included these provisions in our charter documents in order to delay or discourage a change of control or changes in our management. Because of the California General Corporation Law, we may not be able to avail ourselves of these provisions.

If we are unable to maintain our listing on the Nasdaq Capital Market, the price and liquidity of our common stock may decline.

There can be no assurance that we will be able to satisfy all of the quantitative maintenance criteria for continued listing on the Nasdaq Capital Market, including a continued minimum bid price of $1.00 per share. If the closing bid price of our common stock falls and remains below $1.00 for 30 consecutive days as it has for significant periods of time in the past, our common stock may not remain listed on the Nasdaq Capital Market. If we fail to maintain continued listing on the Nasdaq Capital Market and must move to a market with less liquidity, our financial condition could be harmed and our stock price would likely decline. If we are delisted, it could have a material adverse effect on the market price of, and the liquidity of the trading market for our common stock.

Many companies that face delisting as a result of closing bid prices that are below the Nasdaq Capital Market's continued listing standards seek to maintain the listing of their securities by effecting reverse stock splits. However, reverse stock splits do not always result in a sustained closing bid price per share. We continue to consider the merits of implementing a reverse split and to evaluate other courses of action.

If we fail to protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our revenues or increase our costs.

The fiber optic component market is a highly competitive industry in which we, and most other participants, rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect proprietary rights. The competitive nature of our industry, rapidly changing technology, frequent new product introductions, changes in customer requirements and evolving industry standards heighten the importance of protecting proprietary technology rights. Since the United States Patent and Trademark Office keeps patent applications confidential until a patent is issued, our pending patent applications may attempt to protect proprietary technology claimed in a third party patent application. Our existing and future patents may not be sufficiently broad to protect our proprietary technologies as policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where the laws may not protect our proprietary rights as fully as United States laws. Our competitors and suppliers may independently develop similar technology, duplicate our products, or design around any of our patents or other intellectual property. If we are unable to adequately protect our proprietary technology rights, others may be able to use our proprietary technology without having to compensate us, which could reduce our revenues and negatively impact our ability to compete effectively.

Litigation may be necessary to enforce our intellectual property rights or to determine the validity or scope of the proprietary rights of others. As a result of any such litigation, we could lose our proprietary rights and incur substantial unexpected operating costs. Any action we take to protect our intellectual property rights could be costly and could absorb significant management time and attention. In addition, failure to adequately protect our trademark rights could impair our brand identity and our ability to compete effectively.

We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use some technologies in the future.

Our industry is very competitive and is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. Numerous patents in our industry have already been issued, and as the market further develops and participants in our industry obtain additional intellectual property protection, litigation is likely to become more frequent. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies or rights that are important to our business. In addition, we have and we may continue to enter into agreements to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. Any litigation arising from claims asserting that our products infringe or may infringe the proprietary rights of third parties, whether the litigation is with or without merit, could be time-consuming, resulting in significant expenses and diverting the efforts of our technical and management personnel. We do not have insurance against our alleged or actual infringement of intellectual property of others. These claims could cause us to stop selling our products, which incorporate the challenged intellectual property, and could also result in product shipment delays or require us to redesign or modify our products or to enter into licensing agreements. These licensing agreements, if required, would increase our product costs and may not be available on terms acceptable to us, if at all.

Although we are not aware of any intellectual property lawsuits filed against us, we may be a party to litigation regarding intellectual property in the future. We may not prevail in any such actions, given their complex technical issues and inherent uncertainties. Insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. If there is a successful claim of infringement or we fail to develop non-infringing technology or license the proprietary rights on a timely basis, our business could be harmed.

If we fail to increase sales of our products to optical communications equipment manufacturers outside of North America, growth of our business may be harmed.

For the years ended December 31, 2005, 2004 and 2003, sales to customers located outside of North America were 25.2%, 13.0%, and 10.0% of our revenues, respectively. In order to expand our business, we must increase our sales to customers located outside of North America. We have limited experience in marketing and distributing our products internationally and in developing versions of our products that comply with local standards. Our international sales will be limited if we cannot establish relationships with international distributors, establish additional foreign operations, expand international sales channels, hire additional personnel and develop relationships with international communications equipment manufacturers. Even if we are able to successfully continue international operations, we may not be able to maintain or increase international market demand for our products.

Outbreaks of diseases pose a risk to the Company's business.

In the past, outbreaks of Severe Acute Respiratory Syndrome, or SARS, and of the bird flu have developed into an international health concern, especially in Asia. We have manufacturing facilities located in Taiwan and China. A new outbreak of disease such as SARS or the bird flu among our employees in Asia could disrupt our Asian manufacturing operations for an extended period of time, which could limit our ability to supply our products to our customers in sufficient quantities on a timely basis. A shutdown of our Asian facilities due to fear of spread of infection or because of a quarantine could result in our inability to supply our customers. If we are unable to fulfill demand for our products, our relationships with our customers would be harmed and our revenues could be impacted. We also rely on companies in Asia for many of the components necessary to manufacture our products. If our suppliers experience a significant disruption in their businesses as a result of outbreaks, we may not be able to obtain the parts necessary to make our products which could negatively impact our revenues. In addition, if any of our customers experiences a significant disruption in their business as a result of outbreaks, they may delay or cancel purchases of our products which could harm our business. Also, certain of our key employees travel to Asia to oversee our Asian operations and to meet with our suppliers and customers. If any of our key employees are infected with diseases such as SARS or the bird flu on such a trip or if these employees are quarantined when they return to the United States, our business could be negatively impacted. These conditions and uncertainties make it difficult for us, our suppliers and our customers to accurately forecast and plan future business activities.

Because our manufacturing operations are located in active earthquake fault zones in California and Taiwan, and our Taiwan location is susceptible to the effects of a typhoon, we face the risk that a natural disaster could limit our ability to supply products.

Three of our primary manufacturing operations are located in Sunnyvale, California, Tu-Cheng City, Taiwan, and Hu-Kou City, Taiwan, all active earthquake fault zones. These regions have experienced large earthquakes in the past and may likely experience them in the future. In September 2001, a typhoon hit Taiwan causing businesses, including our manufacturing facility, and the financial markets to close for two days. Because the majority of our manufacturing operations are located in Taiwan, a large earthquake or typhoon in Taiwan could disrupt our manufacturing operations for an extended period of time, which would limit our ability to supply our products to our customers in sufficient quantities on a timely basis, harming our customer relationships.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

In the United States, we lease a total of approximately 34,800 square feet of administrative, sales, marketing, product development and manufacturing space in one building located in Sunnyvale, California pursuant to a lease that expires in July 2010.

In Taiwan, we lease a total of approximately 38,800 square feet in one facility located in Tu-Cheng City, Taiwan. These leases expire at various times from 2006 to 2009. Additionally, in December 2000, the Company purchased approximately 8,200 square feet of space immediately adjacent to the leased facility for $0.8 million, bringing the total square footage to approximately 47,000 square feet. Of this total, 33,400 square feet is used for manufacturing and 13,600 square feet is used for administration and product development.

In Taiwan, we leased a total of approximately 33,100 square feet in one facility located in Hu-Kou, Taiwan pursuant to a lease that expired in January 2006. In February 2006, we entered into a new lease with the current landlord for a total of approximately 21,600 square feet in the same facility located in Hu-Kou, Taiwan. This lease will expire in January 2009.

In August 2002, we entered into a lease for a 62,000 square foot facility near the Shenzhen, China area which will expire in July 2007.

Item 3. Legal Proceedings

From time to time we may be involved in litigation relating to claims arising in the ordinary course of business. As of the date of this Form 10-K, there are no material legal proceedings pending against us or, to the best of our knowledge, threatened against us.

Item 4. Submission of Matters to a Vote of Security Holders

None

Executive Officers of the Registrant

Our executive officers as of December 31, 2005 are as follows:

Peter C. Chang, 48, has served as our Chairman of the Board, Chief Executive Officer, President and Secretary since our formation in December 1995. From 1990 through 1995, Mr. Chang was Division Manager at Hon Hai Holding. From 1984 through 1988, he was an engineer at AlliedSignal Inc. and from 1988 through 1990 was a member of the technology staff at Lucent Bell Labs. Mr. Chang received a B.S. in Mechanical Engineering from the National Taiwan University and an M.S. in Mechanical Engineering from Notre Dame University.

David A. Hubbard, 46, has served as our Vice President, Sales and Marketing since October 1996. From February 1995 to September 1996, Mr. Hubbard was Director of Marketing/Business Development at Tracor/AEL Industries. Mr. Hubbard received his M.S. from University of Connecticut and his B.S. from State University of New York.

Wei-Shin Tsay, Ph.D., 54, has served as our Senior Vice President, Product Development since August 2000. From 1996 through August 2000, Dr. Tsay held various management positions in engineering, operations, and marketing at JDS Uniphase. From 1994 through 1996, Dr. Tsay held various product management positions at Lucent Microelectronics/Optoelectronics Strategic Business Unit. From 1982 through 1994, Dr. Tsay held various engineering and technical management positions at Bell Labs. Dr. Tsay received an M.S. in Manufacturing Systems Engineering from Lehigh University, a Ph.D. in physics from the University of Rochester and a B.S. in Physics at the National Tsing-Hua University in Hsin-Chu, Taiwan.

Anita K. Ho, 59, has served as our Acting Chief Financial Officer since July 2002. From October 2000 to the present, Ms. Ho has served as our Corporate Controller. From 1998 to 2000, Ms. Ho was a Finance Manager at 3Com Corporation. From 1995 through 1998, Ms. Ho was a member of the finance staff at 3Com Corporation.Ms. Ho received a B.S. in Accounting from Soochow University in Taipei, Taiwan.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock, par value $0.001, was traded on the Nasdaq National Market under the ticker symbol "AFOP" until November 8, 2002, when it began to trade on the Nasdaq Capital Market under the same ticker symbol. The following table summarizes the high and low closing prices for our common stock as reported on the Nasdaq Capital Market.

	High	Low
2004		
First Quarter 2004	$2.67	$1.33
Second Quarter 2004	$1.57	$0.82
Third Quarter 2004	$0.98	$0.77
Fourth Quarter 2004	$1.52	$0.74
2005		
First Quarter 2005	$1.64	$0.97
Second Quarter 2005	$1.08	$0.85
Third Quarter 2005	$1.00	$0.85
Fourth Quarter 2005	$1.21	$0.82

As of March 8, 2006, the Company's common stock was held by 79 stockholders of record (not including beneficial holders of common stock held in street name). The Company has never declared or paid dividends on its capital stock and does not anticipate paying any dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding securities authorized for issuance under our equity compensation plans can be found under Item 12 of this Annual Report on Form 10-K.

Item 6. Selected Financial Data

The following tables present selected financial information for each of the last five fiscal years (in thousands, except per share data):

	Years Ended December 31,				
	2005	2004	2003	2002	2001
Consolidated Statements of Operations Data:					
Revenues	$ 20,963	$ 14,558	$ 11,470	$ 13,113	$ 20,388
Gross profit (loss)	4,600	1,384	1,750	(3,072)	(6,862)
Asset impairment charge	-	331	-	972	5,200
Excess facility charge	-	-	-	1,840	-
Total operating expense	8,620	11,356	10,969	16,503	19,345
Loss from operations	(4,020)	(9,972)	(9,219)	(19,575)	(26,207)
Net loss	(2,617)	(9,343)	(8,519)	(18,278)	(24,133)
Net loss per share					
Basic and diluted	$ (0.07)	$ (0.24)	$ (0.24)	$ (0.53)	$ (0.73)

	December 31,				
	2005	2004	2003	2002	2001
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 29,407	$ 31,456	$ 35,898	$ 42,975	$ 50,065
Working capital	32,511	33,744	37,798	44,111	57,991
Total assets	41,950	44,153	46,943	53,680	69,191
Long-term obligations	859	826	294	823	182
Total stockholders' equity	36,321	38,642	42,325	48,963	65,765

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto.

Recent Accounting Pronouncements

In March 2004, the Financial Accounting Standards Board ("FASB") issued EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" which provides new guidance for assessing impairment losses on investments. Additionally, EITF 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF 03-1; however, the disclosure requirements remain effective for annual periods ending after June 15, 2004. The Company will evaluate the impact of EITF 03-1 once the final guidance is issued.

Effective April 1, 2004, the SEC adopted Staff Accounting Bulletin ("SAB") No. 105, "Application of Accounting Principles to Loan Commitments." SAB 105 clarifies the requirements for the valuation of loan commitments that are accounted for as derivatives in accordance with SFAS 133. Management does not expect the implementation of this new bulletin to have a material impact on the Company's financial position, results of operations or cash flows. The Company does not have any loan commitments.

In July 2004, the EITF issued a draft abstract for EITF Issue No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-08"). EITF 04-08 reflects the Task Force's conclusion that contingently convertible debt should be included in diluted earnings per share computations regardless of whether the market price trigger has been met. EITF 04-08 is effective for reporting periods ending after December 15, 2004. Prior period earnings per share amounts presented for comparative purposes are required to be restated to conform to this consensus and the Company is required to include the shares issuable upon the conversion of the debt in the diluted earnings per share computation for all periods during which contingently convertible notes are outstanding. Management does not expect the implementation of this new bulletin to have a material impact on the Company's financial position, results of operations or cash flows. The Company does not have any convertible debt.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning in the second quarter of fiscal 2006. The Company does not believe the adoption of SFAS No. 151 will have a material effect on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29," which amends Opinion 29 by eliminating the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005, and implementation is done prospectively. Management does not expect the implementation of this new standard to have a material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued and made effective two Staff Positions (FSP) that provide accounting guidance on how companies should account for the effect of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. In FSP FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," the FASB concluded that the special tax deduction for domestic manufacturing, created by the new legislation, should be accounted for as a "special deduction" instead of a tax rate reduction. As such, the special tax deduction for domestic manufacturing is recognized no earlier than the year in which the deduction is taken on the tax return. FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," allows additional time to evaluate the effects of the new legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. The Company does not anticipate that this legislation will impact its results of operations or financial condition.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, *Share-Based Payment* ("SAB No. 107"). SAB No. 107 provides the SEC staff position regarding the application of SFAS No. 123(R). SAB No. 107 contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the staff's views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3* ("SFAS No. 154"). SFAS No. 154, which replaces APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*, changes the requirements for the accounting and reporting of a change in an accounting principle. The statement requires retrospective application of changes in an accounting principle to prior periods' financial statements unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "*Share-Based Payment*" (FAS 123R) that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method prescribed by Accounting Principles Board, or APB, Opinion No. 25, "*Accounting for Stock Issued to Employees*," and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in its consolidated statement of income. The statement requires companies to assess the most appropriate model to calculate the value of the options. The Company currently uses the Black-Scholes option pricing model to value options which is consistent with the valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123, "*Accounting for Stock Based Compensation*", as amended by SFAS No. 148, "*Accounting for Stock-Based Compensation—Transition and Disclosure*". The use of a different model to value options may result in a different fair value than the use of the Black-Scholes option pricing model. In addition, there are a number of other requirements under the new standard that would result in different accounting treatment than currently required. These differences include, but are not limited to, the accounting for the tax benefit on employee stock options and the presentation of these tax benefits within the consolidated statement of cash flows. In addition to the appropriate fair value model to be used for valuing share-based payments, the Company will also be required to determine the transition method to be used at date of adoption. The allowed transition methods are the prospective and retroactive adoption alternatives. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive method requires companies to record compensation expense for all unvested stock options and restricted stock beginning with the first disclosed period restated. The Company plans to adopt the prospective method.

In April 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the effective date of FAS 123R. The effective date of the new standard under these new rules for the Company's consolidated financial statements is January 1, 2006.

In February 2006, the FASB decided to move forward with the issuance of a final FSP FAS 123R-4 Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event. The guidance in this FSP FAS 123R-4 amends paragraphs 32 and A229 of FASB Statement No. 123R to incorporate the concept articulated in footnote 16 of FAS 123R. That is, a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet the condition in paragraphs 32 and A229 until it becomes probable that the event will occur. Originally under FAS 123R, a provision in a share-based payment plan that required an entity to settle outstanding options in cash upon the occurrence of any contingent event required classification and accounting for the share based payment as a liability. This caused an issue under certain awards that require or permit, at the holder's election, cash settlement of the option or similar instrument upon (a) a change in control or other liquidity event of the entity or (b) death or disability of the holder. With this new FSP, these types of cash settlement features will not require liability accounting so long as the feature can be exercised only upon the occurrence of a contingent event that is outside the employee's control (such as an initial public offering) until it becomes probable that event will occur. The guidance in this FSP shall be applied upon initial adoption of Statement 123(R). An entity that adopted Statement 123(R) prior to the issuance of the FSP shall apply the guidance in the FSP in the first reporting period beginning after February 2006. Early application of FSP FAS 123R-4 is permitted in periods for which financial statements have not yet been issued. The Company does not anticipate that this new FSP will have a material impact upon its financial condition or results of operations.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the ASCPA and the SEC did not or are not believed by management to have a material impact on our Company's present or future consolidated financial statements.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations are based on our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, bad debts, inventories, asset impairments, income taxes, contingencies, and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values for assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect management's more significant judgments and estimates used in the preparation of the Company's Consolidated Financial Statements:

We follow SEC Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition in Financial Statements" for recognizing revenue. Specifically, we recognize revenues upon the shipment of our products to our customers provided that we have received a purchase order, the price is fixed, the collection of the resulting receivable is reasonably assured and transfer of title and risk of loss has occurred. Subsequent to the sale of our products, we have no obligation to provide any modification or customization, upgrades, enhancements, or post-contract customer support.

Allowances are provided for estimated returns. Provisions for return allowances are recorded at the time revenue is recognized based on our historical returns, current economic trends and changes in customer demand. Such allowances are adjusted periodically to reflect actual and anticipated experience. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates.

Our inventory provision for estimated losses to be incurred on sale or disposal of inventory is based on assumptions about future demand and market conditions. If actual demand or market conditions are less favorable than those projected by management, additional inventory provisions may be required. We recorded provisions of $0.1 million, $1.0 million and $0.1 million for excess DWDM-related inventory in the years ended December 31, 2005, 2004, and 2003, respectively. We also sold $0.2 million of previously written down OPMS-related inventory in the year ended December 31, 2005. We recorded provisions of $0.3 million and $0.1 million for excess OPMS-related inventory in the years ended December 31, 2004 and 2003, respectively.

We review the valuation of long-lived assets and assess the impairment of the assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable due to: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of our use of the assets or the strategy for the overall business; and significant negative industry or economic trends. When we determine that the carrying value of long-lived assets may not be recoverable based on the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. We did not record any asset impairment charge for the year ended December 31, 2005. We recorded $0.3 million in impairment charge for the year ended December 31, 2004. We did not record any impairments for the year ended December 31, 2003.

We estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our Consolidated Balance Sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our Statements of Operations. To date, we have recorded a full allowance against our deferred tax assets as we believe it is more likely than not that such benefit will not be realized.

Overview

We were founded in December 1995 and commenced operations to design, manufacture and market fiber optic interconnect products, which we call our Optical Path Management Solution, or OPMS, products. We have broadened our OPMS product line which now includes attenuators and fused fiber products. In early 1999, we started forming a new product line based in part on our proprietary technology. We started selling our dense wavelength division multiplexing, or DWDM, and other wavelength management products in July 2000. Since introduction, sales of DWDM-related products have fluctuated with the overall market for these products.

We market and sell our products predominantly through our direct sales force, which we began building in early 1998. From our inception through December 31, 2005, we derived a substantial portion of our revenues from our OPMS product line. Our DWDM-related products contributed as a percentage of revenue 33%, 27% and 21% for the years ended December 31, 2005, 2004 and 2003, respectively. In the years ended December 31, 2005, 2004 and 2003, our top 10 customers comprised 57%, 53%, and 49% of our revenues, respectively. One customer accounted for 10%, 11%, and 11% of our revenues in 2005, 2004, and 2003, respectively.

Our cost of revenues consists of raw materials, components, direct labor, manufacturing overhead and production start-up costs. We expect that our cost of revenues as a percentage of revenues will fluctuate from period to period based on a number of factors including:

- changes in manufacturing volume;
- costs incurred in establishing additional manufacturing lines and facilities;
- inventory write-downs and impairment charges related to manufacturing assets;
- mix of products sold;
- changes in our pricing and pricing by our competitors;
- mix of sales channels through which our products are sold; and
- mix of domestic and international sales.

Research and development expenses consist primarily of salaries and related personnel expenses, fees paid to outside service providers, materials costs, test units, facilities, overhead and other expenses related to the design, development, testing and enhancement of our products. We expense our research and development costs as they are incurred. We believe that a significant level of investment for product research and development is required to remain competitive, so accordingly we plan to continue to invest amounts similar to our spending levels in 2005 in our product development efforts.

Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and technical support functions, as well as the costs associated with trade shows, promotional activities and travel expenses. We intend to continue to invest amounts similar to our spending levels in 2005 in our sales and marketing efforts, both domestically and internationally, in order to increase market awareness and to generate sales of our products. However, we cannot be certain that our expenditures will result in higher revenues. In addition, we believe our future success depends upon establishing successful relationships with a variety of key customers.

General and administrative expenses consist primarily of salaries and related expenses for executive, finance, administrative, accounting and human resources personnel, insurance and professional fees for legal and accounting support. We expect most of these expenses to remain flat in absolute dollars with the exception of professional and legal services which we expect will increase due to increased rates and fees and costs associated with compliance with new laws and regulations.

In connection with the grant of stock options to employees and consultants, we recorded deferred stock-based compensation of approximately $26.8 million in stockholders' equity prior to our initial public offering, representing the difference between the estimated fair market value of our common stock and the exercise price of these options at the date of grant. Deferred stock-based compensation is being amortized using the graded vesting method, under which each option grant is separated into portions based on its vesting terms which results in acceleration of amortization expense for the overall award. The accelerated amortization pattern results in expensing approximately 52% of the total award in year one, 27% in year two, 15% in year three and 6% in year four. The company did not incur any non-cash compensation expense in the year ended December 31, 2005 because it was fully amortized in 2004. In December 2005, we also accelerated options to purchase up to 1.9 million shares of our common stock held by employees at the director level and above, including executive officers. The purpose of the accelerated vesting was to enable the Company to avoid recognizing in non-cash compensation expense associated with these options in future periods. As a result of the acceleration, the Company expects to avoid recognition of up to approximately $1.0 million of compensation expense over the course of the original vesting periods, including up to approximately $250,000 in 2006.

We expect non-cash compensation expense to increase in future periods due to the implementation of new accounting rules associated with stock option and employee stock purchase plans.

In July 2000, we issued 4,700,000 shares of Series C convertible preferred stock at a price of $5.50 per share. The difference between the issuance price and the deemed fair value of the preferred stock on the date of the transaction resulted in a deemed preferred stock dividend of $14.8 million, which was fully recognized in the quarter ended September 30, 2000.

In November 2000, we completed our initial public offering by issuing 4,500,000 shares of common stock at a price of $11.00 per share. The proceeds of the offering, net of costs associated with the registration and issuance of the shares, totaled $44.4 million.

In October 1997, we acquired 97% of the outstanding common stock of Transian Technology Ltd. Co. ("Transian"), a Taiwan corporation, for $512,000 to expand our design and manufacturing capacity. In April 1998, we invested an additional $152,000 in cash, increasing our ownership of Transian to 98.5%.

In December 2000, we established a subsidiary, Alliance Fiber Optic Products, in the People's Republic of China, which we have developed as a manufacturing facility. We commenced production at this facility in the third quarter of 2003.

In January 2004, we completed the purchase of the assets of Taiwan-based Ritek Corporation's photonics business. Under the terms of the agreement, the Company acquired substantially all of the assets of Ritek's photonics business in exchange for 1.7 million shares of our common stock for total consideration of $4.0 million. Additionally we received $1.5 million in cash from Ritek. This photonics business is located in Hsin Chu Industrial Park, Taiwan.

Results of Operations

The following table sets forth the relationship between various components of operations, stated as a percentage of revenues, for the periods indicated.

	Years Ended December 31,		
	2005	2004	2003
Revenues	100.0%	100.0%	100.0%
Cost of revenues:	78.1	90.5	84.7
Gross profit	21.9	9.5	15.3
Operating expenses:			
Research and development	16.4	38.1	48.5
Sales and marketing	10.4	14.1	17.4
General and administrative	14.3	23.5	29.7
Asset impairment charge	-	2.3	-
Total operating expenses	41.1	78.0	95.6
Loss from operations	(19.2)	(68.5)	(80.3)
Interest and other income, net	6.7	4.3	6.1
Net loss	(12.5%)	(64.2%)	(74.2%)

Results of Operations

Comparison of Fiscal Year 2005 and Fiscal Year 2004

Revenues. Revenues were $21.0 million and $14.6 million for the years ended December 31, 2005 and 2004, respectively. OPMS revenues increased from $10.6 million in 2004 to $14.1 million in 2005 primarily due to increased volume shipments of our products. DWDM revenues increased from $4.0 million in 2004 to $6.9 million in 2005 primarily due to the increased acceptance of our products by our customers which resulted in higher volume shipments partially offset by lower average selling prices.

Cost of Revenues. Cost of revenues in fiscal year 2005 increased to $16.4 million from approximately $13.2 million in fiscal year 2004. Cost of revenues as a percentage of net revenues decreased to 78.1% in fiscal year 2005 from 90.5% in fiscal year 2004. The increase of cost of revenues in 2005 was due to increased revenue. Cost of revenues in 2004 were primarily impacted by provisions of $1.0 million for excess and obsolete inventory related to older generations of our DWDM products and start-up costs associated with the operation of the newly acquired photonics business from Ritek Corporation. Management continues to closely monitor the Company's inventory levels. Any decline in demand for our products would result in reduced sales, increased operating losses and additional inventory provisions.

Gross Profit. 2005 gross profit was $4.6 million, or 21.9% of revenues, compared with a 2004 gross profit of $1.4 million, or 9.5% of revenues.

The gross profit in 2005 for DWDM products increased to $0.1 million from gross loss of $1.8 million in 2004 due to higher revenue. The gross loss in 2004 primarily as a result of additional provisions for excess and obsolete inventory and start-up costs associated with the operation of the newly acquired photonics business from Ritek Corporation. The gross profit in 2005 for OPMS products increased to $4.5 million from $3.2 million in 2004 was also due to higher revenue.

We expect our gross margin as a percentage of revenues to improve in the near term due to higher production volumes which will result in improved absorption of overhead expenses. We believe that gross margins will be negatively impacted by selling price competition for our DWDM products which will partially offset the benefits from improved overhead absorption. We had approximately $1.5 million in DWDM-related inventory and $2.2 million in OPMS-related inventory on hand at December 31, 2005. Although we continue to take steps to attempt to manage future inventory levels, we may have to record inventory provisions in future periods if a decrease in demand for our products occurs.

Research and Development Expenses. Research and development expenses decreased $2.2 million to $3.4 million in 2005 from $5.6 million in 2004. As a percentage of revenues, research and development expenses decreased to 16.4% in 2005 from 38.1% in 2004. The decrease was primarily due to reduced headcount in the United States and reduced material expenses. We expect research and development expenses to remain relatively flat due to the uncertainty about customer demand for our products in the current economic environment.

Sales and Marketing Expenses. Sales and marketing expenses increased to $2.2 million in 2005 from $2.0 million in 2004. As a percentage of revenues, sales and marketing expenses decreased to 10.4% in 2005 from 14.1% in 2004. The increase was primarily due to higher commission and marketing expenses associated with higher revenue. We expect sales and marketing expenses will remain relatively flat due to uncertainty about customer demand for our products in the current economic environment.

General and Administrative Expenses. General and administrative expenses decreased to $3.0 million in 2005 from $3.4 million in 2004. As a percentage of revenues, general and administrative expenses decreased to 14.3% in 2005 from 23.5% in 2004. The decrease was primarily due to tighter control and lower directors and officer's insurance expenses. We expect to maintain general and administrative expenses at the same level with the exception of professional and legal services we expect will increase due to higher fees and costs associated with compliance with new laws and regulations such as the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder.

Asset Impairment Charge. In 2004, we wrote off certain non production-related transceiver equipment that was no longer being utilized resulting in an asset impairment charge of $0.3 million.

Stock-Based Compensation. Total stock-based compensation decreased to $0, in the year ended December 31, 2005 from $0.3 million, or 2.0% of revenues, in the year ended December 31, 2004. The decrease was due to our accounting policy which requires the amortization of a larger proportion of deferred compensation expense during the early vesting periods of the option grants. The deferred compensation balance was fully amortized as of December 31, 2004.

Interest and Other Income, Net. Interest and other income, net, was $1.4 million and $0.6 million for the years ended December 31, 2005 and 2004, respectively. These amounts consisted primarily of interest income, which fluctuated based on cash balances and changes in interest rates. The increase in 2005 was due to a tax refund received from the Taiwan government and higher interest income.

Income Taxes. There was no income tax benefit in the years ended December 31, 2005 and 2004, respectively.

As of December 31, 2005, we had approximately $41.4 million and $22.8 million of net operating loss carryforwards for federal and state tax purposes, respectively, which will expire in 2021 for federal and in 2011 for state purposes, if not utilized. We have provided a full valuation allowance against our net deferred tax assets because realization of our deferred tax assets is uncertain due to lack of profitability.

Comparison of Fiscal Year 2004 and Fiscal Year 2003

Revenues. Revenues were $14.6 million and $11.5 million for the years ended December 31, 2004 and 2003, respectively. OPMS revenues increased from $9.1 million in 2003 to $10.6 million in 2004 primarily due to increased volume shipments of our products. DWDM revenues increased from $2.4 million in 2003 to $4.0 million in 2004 primarily due to the increased acceptance of our products by our customers which resulted in higher volume shipments partially offset by lower average selling prices.

Cost of Revenues. Cost of revenues in fiscal year 2004 increased to $13.2 million from approximately $9.7 million in fiscal year 2003. Cost of revenues as a percentage of net revenues increased to 90.5% in fiscal year 2004 from 84.7% in fiscal year 2003. Cost of revenues in 2004 were primarily impacted by provisions of $1.0 million for excess and obsolete inventory related to older generations of our DWDM products and start-up costs associated with the operation of the newly acquired photonics business from Ritek Corporation.

Gross Profit. 2004 gross profit was $1.4 million, or 9.5% of revenues, compared with a 2003 gross profit of $1.7 million, or 15.3% of revenues.

The gross loss in 2004 for DWDM products increased to $1.8 million from $1.4 million in 2003 primarily as a result of additional provisions for excess and obsolete inventory and start-up costs associated with the operation of the newly acquired photonics business from Ritek Corporation. The gross profit in 2004 for OPMS products increased to $3.2 from $3.1 million in 2003 as higher OPMS product revenues were mostly offset by lower average selling prices.

Research and Development Expenses. Research and development expenses remained relatively flat at $5.6 million in 2004 and 2003.As a percentage of revenues, research and development expenses decreased to 38.1% in 2004 from 48.5% in 2003.

Sales and Marketing Expenses. Sales and marketing expenses remained relatively flat at $2.0 million in 2004 and 2003. As a percentage of revenues, sales and marketing expenses decreased to 14.1% in 2004 from 17.4% in 2003.

General and Administrative Expenses. General and administrative expenses remained relatively flat at $3.4 million in 2004 and 2003. As a percentage of revenues, general and administrative expenses decreased to 23.5% in 2004 from 29.7% in 2003.

Asset Impairment Charge. In 2004, we wrote off certain non production-related transceiver equipment that was no longer being utilized resulting in an asset impairment charge of $0.3 million.

Stock-Based Compensation. Total stock-based compensation decreased to $0.3 million, or 2.0% of revenues, in the year ended December 31, 2004 from $0.9 million, or 7.9% of revenues, in the year ended December 31, 2003. This decrease was partially due to our accounting policy which requires the amortization of a larger proportion of deferred compensation expense during the early vesting periods of the option grants, and partially due to the reversal of unamortized deferred compensation expense for unvested stock options of employees whose employment was terminated during the year ended December 31, 2004.

Interest and Other Income, Net. Interest and other income, net, was $0.6 million and $0.7 million for the years ended December 31, 2004 and 2003, respectively. These amounts consisted primarily of interest income, which fluctuated based on cash balances and changes in interest rates. The decrease in 2004 was due to lower average cash balances in 2004.

Income Taxes. There was no income tax benefit in the years ended December 31, 2004 and 2003, respectively.

As of December 31, 2004, we had approximately $40.5 million and $22.2 million of net operating loss carryforwards for federal and state tax purposes, respectively, which will expire in 2021 for federal and in 2011 for state purposes, if not utilized. We have provided a full valuation allowance against our net deferred tax assets because realization of our deferred tax assets is uncertain due to lack of profitability.

Liquidity and Capital Resources

As of December 31, 2005, we had cash and cash equivalents of $2.7 million and short-term investments of $26.7 million.

Net cash used in operating activities was $1.8 million in 2005, $6.6 million in 2004, and $7.9 million in 2003. Net cash used in 2005 was primarily the result of our net loss which was partially offset by depreciation of $1.6 million. Net cash used in 2004 was primarily the result of our net loss, which was partially offset by non-cash compensation expenses of $0.3 million, depreciation of $1.7 million, impairment write-off of property and equipment of $0.3 million, and inventory provision of $1.3 million. In 2003, our net loss of $8.5 million included non-cash charges of $2.0 million, primarily related to non-cash compensation expenses of $0.9 million and depreciation of $1.1 million. Accounts receivable increased by $1.2 million and inventory decreased by $0.3 million from 2004 to 2005 primarily due to increased revenue and better inventory level control. Accrued expenses decreased by $0.1 million, offset by an increase in payables by $0.1 million. Net cash used in operating activities in 2005 totaled $1.8 million, $4.8 million less than cash used in 2004 in operating activities, and primarily resulted from lower net losses compared with the prior year.

Cash used in investing activities was $3.4 million in 2005. Cash generated by investing activities was $9.6 million in 2004 and $4.9 million in 2003. In 2005, $0.7 million was spent to acquire property and equipment and $2.7 million was invested in short-term securities. In 2004, we received net $9.0 million from the sale of short-term securities and $1.5 million from the asset acquisition from Ritek, and we used $0.9 million for property and equipment. In 2003, we spent $0.3 million on property and equipment, and we received net $5.2 million from the sale of short-term securities.

Cash generated by financing activities was $0.6 million in 2005, $1.6 million in 2004, and $1.1 million in 2003. Cash generated by financing activities in 2005, 2004 and 2003 was comprised of proceeds from the exercise of options to purchase shares of our common stock, common stock issued through our Employee Stock Purchase Plan, borrowing under mortgage and other debt, and repayment of notes receivable.

We have a letter of credit with a financial institution for $0.4 million. As of December 31, 2005, there were no amounts outstanding under the letter of credit. We pledged $0.4 million of our short-term investments as collateral for the letter of credit. In November 2004, we entered into a ten-year loan of $0.5 million in Taiwan with a fixed interest rate of 2.3% for the first two years. The loan is secured by the building we own in Taiwan.

Our principal source of liquidity as of December 31, 2005 consisted of $29.4 million in cash and cash equivalents and interest bearing marketable securities.

We believe that our current cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, our future growth, including potential acquisitions, may require additional funding. If cash generated from operations is insufficient to satisfy our long-term liquidity requirements, we may need to raise capital through additional equity or debt financings, additional credit facilities, strategic relationships or other arrangements. If additional funds are raised through the issuance of securities, these securities could have rights, preferences and privileges senior to holders of common stock, and the terms of any debt facility could impose restrictions on our operations. The sale of additional equity or debt securities could result in additional dilution to our stockholders, and additional financing may not be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain additional financing, we may be required to reduce our research and development and marketing expenses. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or products. Our failure to raise capital when needed could harm our business, financial condition and operating results.

Contractual Obligations

In July and December 2000, we entered into leases for 10,500 and 10,600 square feet of space, respectively, near our existing facility in Sunnyvale, California. In September of 2002, we consolidated our operations in California into two buildings and vacated the facility with 10,600 square feet. As a result of the consolidation, we recorded an excess facility charge of $1.6 million and wrote off fixed assets of $0.2 million in the year ended December 31, 2002. In July 2004, we moved into a larger corporate headquarters in Sunnyvale, California. The lease has a six-year term commencing on July 22, 2004, and the facility is 34,800 square feet. The remaining costs for the leasehold improvements of the previous facilities have been accelerated and were fully amortized by June 30, 2004.

Additionally, in December 2000, we purchased approximately 8,200 square feet of space immediately adjacent to our leased facility in Tu-Cheng City, Taiwan for $0.8 million. We had a lease for a facility near the Shenzhen, China area totaling approximately 12,000 square feet which expired in December 2002. In August 2002 we entered into a new lease for a 62,000 square foot facility near the same Shenzhen area, which will expire in July 2007.

In February 2006, we also entered into a three-year lease for the Hu-Kou facility in Taiwan for approximately 21,600 square feet. The lease will expire in January 2009.

The following summarizes our contractual obligations at December 31, 2005 (in thousands):

	Payments Due By Period				
Contractual obligations	**Total**	**Less than 1 year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Long-Term Debt Obligations	$ 630	$ 87	$ 178	$ 156	$ 209
Operating Lease Obligations	2,735	833	1,226	676	-
Total	$ 3,365	$ 920	$ 1,404	$ 832	$ 209

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as such term is defined in rules promulgated by the Securities and Exchange Commission, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Supplementary Data – Unaudited Quarterly Results

The following table contains selected unaudited quarterly results of operations data for each of the eight quarters in the period ended December 31, 2005. We believe that the historical quarterly information has been prepared substantially on the same basis as the audited financial statements, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the unaudited quarterly results of operation data (in thousands, except per share data):

	Three Months Ended							
	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004
	(unaudited)							
Revenues	$ 5,510	$ 5,269	$ 5,178	$ 5,006	$ 4,653	$ 3,665	$ 3,252	$ 2,988
Gross profit (loss)	1,440	1,128	1,101	931	938	506	67	(127)
Net loss attributable to common stockholders(1)	(527)	(558)	(720)	(812)	(1,587)	(2,390)	(2,557)	(2,809)
Basic and diluted net loss per share attributable to common stockholders(2)	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.06)	$ (0.07)	$ (0.07)

(1) Net loss attributable to common stockholders in the quarters ended March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004 include charges for inventory provisions of $0.2 million, $0.3 million, $0.3 million and $0.5 million, respectively. Net loss attributable to common stockholders in the quarter ended December 31, 2004 includes an asset impairment charge of $0.3 million

(2) Net loss per share is computed independently for each quarter presented. Therefore, the aggregate of the quarterly per share information may not equal the annual net loss per share.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

We currently maintain our funds primarily in money market funds and highly liquid marketable securities. We do not have any derivative financial instruments. As of December 31, 2005, $0.8 million, or 3.0% of our investments, had maturities of less than three months. We will continue to invest a significant portion of our existing cash in interest bearing, investment grade securities, with maturities of less than 12 months pending their need for other uses. We do not believe that our investments, in the aggregate, have significant exposure to interest rate risk.

Exchange Rate Sensitivity

We currently have operations in the United States, Taiwan and China. The functional currency of our subsidiaries in Taiwan and China are the local currencies, and we are subject to foreign currency exchange rate fluctuations associated with the translation to United States dollars. Though some expenses are incurred by our Taiwan and China operations, substantially all of our sales are made in United States dollars; hence, we have minimal exposure to foreign currency rate fluctuations relating to sales transactions.

While we expect our international revenues to continue to be denominated predominately in United States dollars, an increasing portion of our international revenues may be denominated in foreign currencies in the future. In addition, we plan to continue to expand our overseas operations. As a result, our operating results may become subject to significant fluctuations based upon changes in exchange rates of certain currencies in relation to the United States dollar. We will analyze our exposure to currency fluctuations and may engage in financial hedging techniques in the future to attempt to minimize the effect of these potential fluctuations; however, exchange rate fluctuations may adversely affect our financial results in the future.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Alliance Fiber Optic Products, Inc.

We have audited the accompanying balance sheet of Alliance Fiber Optic Products, Inc. as of December 31, 2005, and the related statements of operations, stockholders' equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Fiber Optic Products, Inc. as of December 31, 2005, and the results of its operations and its cash flows for each of the year then ended in conformity with accounting principles generally accepted in the United States of America.

Stonefield Josephson, Inc.
San Francisco, California
February 8, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Alliance Fiber Optic Products, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Alliance Fiber Optic Products, Inc. and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Jose, California
January 29, 2005

ALLIANCE FIBER OPTIC PRODUCTS, INC.
Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 2,714	$ 7,499
Short-term investments	26,693	23,957
Accounts receivable, net	3,570	2,322
Inventories	3,670	3,998
Prepaid expense and other current assets	634	653
Total current assets	37,281	38,429
Property and equipment, net	4,564	5,603
Other assets	105	121
Total assets	$ 41,950	$ 44,153
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,342	$ 2,205
Accrued expenses	2,355	2,437
Current portion of bank loan	73	43
Total current liabilities	4,770	4,685
Long-term liabilities:		
Bank loan	484	423
Other long-term liabilities	375	403
Total long term liabilities	859	826
Total liabilities	5,629	5,511
Commitments and contingencies (Note 11)	-	-
Stockholders' equity		
Common stock, $0.001 par value: 250,000,000 shares authorized; 39,719,351 and 38,999,196 shares issued and outstanding at December 31, 2005 and 2004, respectively	40	39
Additional paid-in-capital	108,867	108,406
Accumulated deficit	(72,466)	(69,849)
Accumulated other comprehensive Income/(loss)	(120)	46
Total stockholders' equity	36,321	38,642
Total liabilities and stockholders' equity	$ 41,950	$ 44,153

The accompanying notes are an integral part of these Consolidated Financial Statements.

ALLIANCE FIBER OPTIC PRODUCTS, INC.
Consolidated Statements of Operations
(in thousands, except per share data)

	Years Ended December 31,		
	2005	2004	2003
Revenues	$ 20,963	$ 14,558	$ 11,470
Cost of revenues	16,363	13,174	9,720
Gross profit	4,600	1,384	1,750
Operating expenses:			
Research and development	3,434	5,555	5,562
Sales and marketing	2,177	2,048	1,997
General and administrative	3,009	3,422	3,410
Asset impairment charge	-	331	-
Total operating expenses	8,620	11,356	10,969
Loss from operations	(4,020)	(9,972)	(9,219)
Interest and other income, net	1,403	629	700
Net loss	(2,617)	(9,343)	(8,519)
Net loss per share:			
Basic and diluted	$ (0.07)	$ (0.24)	$ (0.24)
Shares used in computing net loss per share:			
Basic and diluted	39,330	38,590	35,612
Included in costs and expenses above -			
Stock based compensation charges:			
Cost of revenues	$ -	$ (5)	$ 64
Research and development	-	240	484
Sales and marketing	-	35	106
General and administrative		16	250
Total	$ -	$ 286	$ 904

The accompanying notes are an integral part of these Consolidated Financial Statements.

ALLIANCE FIBER OPTIC PRODUCTS, INC
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net loss	$ (2,617)	$ (9,343)	$ (8,519)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	1,599	1,731	1,126
Amortization of stock based compensation	-	286	904
Impairment of property and equipment	-	331	-
Disposal of property and equipment	77	-	-
Provision (credit) for inventory valuation	(140)	1,280	192
Provision (credit) for doubtful accounts and sales returns	-	(196)	96
Interest income receivable	-	-	(24)
Changes in assets and liabilities:			
Accounts receivable, net	(1,248)	(118)	(982)
Inventories	468	(1,598)	(785)
Prepaid expenses and other assets	34	635	1
Accounts payable	137	704	842
Accrued expenses	(82)	(430)	(193)
Other long-term liabilities	(24)	109	(529)
Net cash used in operating activities	(1,796)	(6,609)	(7,871)
Cash flows from investing activities:			
Purchase of short-term investments	(39,163)	(55,187)	(74,888)
Proceeds from sales and maturities of short-term investments	36,460	64,155	80,039
Cash from asset acquistion	-	1,500	-
Purchase of property and equipment	(703)	(879)	(272)
Net cash (used in) provided by in investing activities	(3,406)	9,589	4,879
Cash flows from financing activities:			
Proceeds from issuance of common stock under ESPP	378	534	283
Proceeds from the exercise of common stock options	84	100	90
Proceeds from repayment of notes receivable	-	532	693
Proceeds from bank borrowings	172	466	-
Repayment of bank borrowings	(51)	-	-
Net cash provided by financing activities	583	1,632	1,066
Effect of exchange rate changes on cash and cash equivalents	(166)	(46)	-
Net (decrease) increase in cash and cash equivalents	(4,785)	4,566	(1,926)
Cash and cash equivalents at beginning of year	7,499	2,933	4,859
Cash and cash equivalents at end of year	$ 2,714	$ $7,499	$ 2,933
Supplemental cash flow information:			
Issuance of common stock in connection with asset acquisition	$ -	$ (4,015)	$ -
Fair value of assets acquired	$ -	$ 2,559	$ -
Liability assumed	$ -	$ (44)	$ -

The accompanying notes are an integral part of these Consolidated Financial Statements.

ALLIANCE FIBER OPTIC PRODUCTS, INC.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Receivables From Stockholders	Deferred Stock-based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total	Comprehensive Income/(Loss)
Balance at December 31, 2002	35,580	$ 35	$ 105,053	$ (1,636)	$ (2,420)	$ (51,987)	$ (82)	$48,963	
Issuance of Common Stock upon exercise of options	219	-	90	-	-	-	-	90	
Issuance of Common Stock upon purchase of ESPP	705	1	282	-	-	-	-	283	
Interest of notes receivable	-	-	-	(24)	-	-	-	(24)	
Repayment of notes receivable	-			693	-	-	-	693	
Deferred stock-based compensation	-		(550)	-	550	-	-	-	
Amortization of deferred stock-based compensation	-	-	-	-	904	-	-	904	
Comprehensive Loss:									
Net loss for the year	-	-	-	-	-	(8,519)	-	(8,519)	$ (8,519)
Unrealized loss on short-term investments	-	-	-	-	-	-	(48)	(48)	(48)
Currency translation adjustments	-	-	-	-	-	-	(17)	(17)	(17)
Comprehensive Loss									$ (8,584)
Balance at December 31, 2003	36,504	$ 36	$ 104,875	$ (967)	$ (966)	$ (60,506)	$ (147)	$42,325	
Issuance of Common Stock upon exercise of options	247	1	99	-	-	-	-	100	
Issuance of Common Stock upon purchase of ESPP	1,078	2	532	-	-	-	-	534	
Issuance of Common Stock upon assets acquisition	1,700	1	4,014	-	-	-	-	4,015	
Repayment of notes receivable	(530)	(1)	(434)	967	-	-	-	532	
Deferred stock-based compensation	-	-	(680)	-	680	-	-	-	
Amortization of deferred stock-based compensation	-	-	-	-	286	-	-	286	
Comprehensive Loss:									
Net loss for the year	-	-	-	-	-	(9,343)	-	(9,343)	$ (9,343)
Unrealized loss on short-term investments	-	-	-	-	-	-	(40)	(40)	(40)
Currency translation adjustments	-	-	-	-	-	-	233	233	233
Comprehensive Loss									$ (9,150)
Balance at December 31, 2004	38,999	$ 39	$ 108,406	$ -	$ -	$ (69,849)	$ 46	$38,642	
Issuance of Common Stock upon exercise of options	159	-	84	-	-	-	-	84	
Issuance of Common Stock upon purchase of ESPP	561	1	377	-	-	-	-	378	
Comprehensive Loss:									
Net loss for the year	-	-	-	-	-	(2,617)	-	(2,617)	$ (2,617)
Unrealized gain on short-term investments	-	-	-	-	-	-	33	33	33
Currency translation adjustments	-	-	-	-	-	-	(199)	(199)	(199)
Comprehensive Loss									$ (2,783)
Balance at December 31, 2005	39,719	$ 40	$ 108,867	$ -	$ -	$ (72,466)	$ (120)	$36,321	

The accompanying notes are an integral part of these Consolidated Financial Statements.

ALLIANCE FIBER OPTIC PRODUCTS, INC.

Notes to Consolidated Financial Statements

1. The Company and Summary of Significant Accounting Policies

The Company

Alliance Fiber Optic Products, Inc. (the "Company") was incorporated in California on December 12, 1995 and reincorporated in Delaware on October 19, 2000. The Company designs, manufactures and markets fiber optic components for communications equipment manufacturers. The Company's headquarters are located in Sunnyvale, California, and it has operations in Taiwan and China.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates involve those required in the assessment of allowance for sales returns, doubtful accounts and/or potential excess obsolete inventory. Actual results could differ from those estimates.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Foreign currency translation

The Company's operations through foreign subsidiaries use the local currency as their functional currency. All assets and liabilities of the subsidiaries are translated at rates of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. Gains and losses resulting from foreign currency translation are recorded as a separate component of other comprehensive income (loss) in stockholders' equity. Foreign currency transaction gains and losses are recorded in interest and other income and have not been material.

Cash, cash equivalents and short-term investments

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of market rate accounts, municipal bonds, and highly rated commercial paper that are stated at cost, which approximates fair value. Investments include high-grade corporate debt obligations that have maturities greater than three months but less than one year. As of December 31, 2004 and 2005, all investments are classified as short-term investments. Short-term investments are classified as available-for-sale and are reported at fair value, with unrealized gains and losses recorded in stockholders' equity as a component of other comprehensive income/loss. Realized gains and losses on sales of all investments are reported in results of operations and computed using the specific identification method.

The Company's financial instruments also include accounts receivable, accounts payable and debts, and are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

Allowance for Doubtful Accounts

The Company performs credit evaluations of customers' financial condition. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability or unwillingness of customers to make required payments. When the Company becomes aware that a specific customer is unable to meet its financial obligations, for example, as a result of bankruptcy or deterioration in the customer's operating results or financial position, the Company records a specific allowance to reflect the level of credit risk in the customer's outstanding receivable balance. In addition, the Company records additional allowances based on certain percentages of aged receivable balances. These percentages are determined by a variety of factors including, but not limited to, current economic trends, historical payment and bad debt write-off experience. The Company is not able to predict changes in the financial condition of customers, and if circumstances related to customers deteriorate, estimates of the recoverability of trade receivables could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than the Company needs, the Company may reverse a portion of such provisions in future periods based on actual collection experience.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using standard cost, which approximates actual cost on a first-in, first-out basis. Market value is determined as the lower of replacement cost or net realizable value. Provisions are made for excess and obsolete inventory based on historical usage and management's estimates of future demand. Inventory reserves, once established, are only reversed upon sale or disposition of related inventory.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment charges. Depreciation is computed using the straight-line method using estimated useful lives of two to five years for machinery and equipment and five years for furniture and fixtures. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated life of the assets, generally two to four years, or the lease term. Depreciation and amortization expense was $1.6 million in 2005, $1.7 million in 2004 and $1.1 million in 2003.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. When such an event occurs, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized to the extent the carrying amount of such asset exceeds its fair value, which is determined based on discounted cash flows or appraised value, depending on the nature of the asset. There can be no assurance, however, that future market conditions will not determine that customer acceptance will continue, which could result in impairment of long lived assets in the future.

Revenue recognition

The Company recognizes revenue upon shipment of its products to its customers, provided that the Company has received a purchase order, the price is fixed, collection of the resulting receivable is reasonably assured and transfer of title and risk of loss has occurred. Subsequent to the sale of its products, the Company has no obligation to provide any modification or customization upgrades, enhancements or post contract customer support.

Allowances are provided for estimated returns. A provision for estimated sales return allowances is recorded at the time revenue is recognized based on historical returns, current economic trends and changes in customer demand. Such allowances are adjusted periodically to reflect actual and anticipated experience. Such adjustments, which are recorded against revenue in the period, could be material.

Research and development expenses

Research and development costs are expensed as incurred.

Advertising expenses

Advertising costs are expensed as incurred and have not been material.

Income taxes

The Company accounts for deferred income taxes under the liability approach whereby the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. A valuation allowance is established for any deferred tax assets for which realization is uncertain.

Stock-based compensation

The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and Financial Accounting Standards Board ("FASB") issued Interpretations ("FIN") No. 44 "Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB No. 25." Under APB Opinion No. 25 and FIN No. 44, compensation cost is, in general, recognized based on the excess, if any, of the fair market value of the Company's stock on the date of grant over the amount an employee must pay to acquire the stock. In addition, the Company complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." Equity instruments issued to non-employees are accounted for in accordance with the provisions of SFAS No. 123, SFAS 148 and Emerging Issues Task Force ("EITF") Issue No. 96-18, which require the award to be recorded at its fair value.

Pro Forma Disclosure Under SFAS No. 123

Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its stock-based awards under the fair value method. The fair value of these stock-based awards was estimated using the Black-Scholes model. The Company calculated the fair value of each stock-based award on the date of grant using the Black-Scholes model, as prescribed by SFAS No. 123, using the following assumptions and dividend yields of 0% for all years presented:

	Options			ESPP		
	Interest Rate	Term	Volatility	Interest Rate	Term	Volatility
2005	4.13 - 4.39%	3 - 4	112.76%	2.13 - 3.93%	0.5	39.13%
2004	3.28 - 3.56%	3 - 4	95.34%	0.93 - 2.34%	0.5	95.34%
2003	1.91 - 2.77%	3 - 4	100.00%	0.96 - 1.01%	0.5	100.00%

The weighted average fair value on the grant date of options in the years ended December 31, 2005, 2004 and 2003 was $1.12, $0.91, and $0.65 respectively. The weighted average fair value of the employee stock purchase rights granted under the 2000 Employee Stock Purchase Plan (ESPP) for the years ended December 31, 2005, 2004, and 2003 was $0.40, $0.19 and $1.66, respectively. No employee stock purchase rights were granted in 2000.

Had compensation cost been determined based upon the fair value on the grant date, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net loss and pro forma basic and diluted net loss per share under SFAS No. 123 would have been as follows (in thousands, except per share data):

	Years Ended December 31,		
	2005	2004	2003
Net loss, as reported	$ (2,617)	$ (9,343)	$ (8,519)
Add: Stock-based employee compensation expense included in reported net loss	-	286	904
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(796)	(1,172)	(1,690)
Pro forma net loss	$ (3,413)	$ (10,229)	$ (9,305)
Net loss per share attributable to common stockholders, basic and diluted:			
As reported	$ (0.07)	$ (0.24)	$ (0.24)
Pro forma	$ (0.09)	$ (0.27)	$ (0.26)

Net loss per share

Basic net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the combination of dilutive common share equivalents, comprised of shares issuable under the Company's stock-based compensation plans, and the weighted average number of common shares outstanding during the period. There were no incremental dilutive common share equivalents in the periods presented.

The following table sets forth the computation of basic and diluted net loss per share for the years indicated (in thousands, except per share amounts):

	Years Ended December 31,		
	2005	2004	2003
Numerator:			
Net loss attributable to common stockholders	$ (2,617)	$ (9,343)	$ (8,519)
Denominator:			
Shares used in computing net loss per share:			
Weighted average of common shares outstanding	39,330	38,665	35,849
Less: Weighted average of shares subject to repurchase right	-	(75)	(237)
Basic and diluted	39,330	38,590	35,612
Net loss per share attributable to common stockholders:			
Basic and diluted	$ (0.07)	$ (0.24)	$ (0.24)

The following outstanding options were excluded from the computation of diluted net loss per share (in thousands) as the effect would have been anti-dilutive:

	Years Ended December 31,		
	2005	2004	2003
Options to purchase common stock and shares subject to repurchase	4,840	4,316	3,835

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a company from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income (loss) consists of cumulative translation adjustments and unrealized gain (loss) on short-term investments and is disclosed in the consolidated statements of stockholders' equity.

Recent Accounting Pronouncements

In March 2004, the Financial Accounting Standards Board ("FASB") issued EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" which provides new guidance for assessing impairment losses on investments. Additionally, EITF 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF 03-1; however, the disclosure requirements remain effective for annual periods ending after June 15, 2004. The Company will evaluate the impact of EITF 03-1 once the final guidance is issued.

Effective April 1, 2004, the SEC adopted Staff Accounting Bulletin ("SAB") No. 105, "Application of Accounting Principles to Loan Commitments." SAB 105 clarifies the requirements for the valuation of loan commitments that are accounted for as derivatives in accordance with SFAS 133. Management does not expect the implementation of this new bulletin to have a material impact on the Company's financial position, results of operations or cash flows. The Company does not have any loan commitments.

In July 2004, the EITF issued a draft abstract for EITF Issue No. 04-08, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-08"). EITF 04-08 reflects the Task Force's conclusion that contingently convertible debt should be included in diluted earnings per share computations regardless of whether the market price trigger has been met. EITF 04-08 is effective for reporting periods ending after December 15, 2004. Prior period earnings per share amounts presented for comparative purposes are required to be restated to conform to this consensus and the Company is required to include the shares issuable upon the conversion of the debt in the diluted earnings per share computation for all periods during which contingently convertible notes are outstanding. Management does not expect the implementation of this new bulletin to have a material impact on the Company's financial position, results of operations or cash flows. The Company does not have any convertible debt.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning in the second quarter of fiscal 2006. The Company does not believe the adoption of SFAS No. 151 will have a material effect on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29," which amends Opinion 29 by eliminating the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005, and implementation is done prospectively. Management does not expect the implementation of this new standard to have a material impact on the Company's financial position, results of operations or cash flows.

In December 2004, the FASB issued and made effective two Staff Positions (FSP) that provide accounting guidance on how companies should account for the effect of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. In FSP FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," the FASB concluded that the special tax deduction for domestic manufacturing, created by the new legislation, should be accounted for as a "special deduction" instead of a tax rate reduction. As such, the special tax deduction for domestic manufacturing is recognized no earlier than the year in which the deduction is taken on the tax return. FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," allows additional time to evaluate the effects of the new legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. The Company does not anticipate that this legislation will impact its results of operations or financial condition.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, *Share-Based Payment* ("SAB No. 107"). SAB No. 107 provides the SEC staff position regarding the application of SFAS No. 123(R). SAB No. 107 contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the staff's views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3* ("SFAS No. 154"). SFAS No. 154, which replaces APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*, changes the requirements for the accounting and reporting of a change in an accounting principle. The statement requires retrospective application of changes in an accounting principle to prior periods' financial statements unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "*Share-Based Payment*" (FAS 123R) that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method prescribed by Accounting Principles Board, or APB, Opinion No. 25, "*Accounting for Stock*

Issued to Employees," and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in its consolidated statement of income. The statement requires companies to assess the most appropriate model to calculate the value of the options. The Company currently uses the Black-Scholes option pricing model to value options which is consistent with the valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123, "*Accounting for Stock Based Compensation*", as amended by SFAS No. 148, "*Accounting for Stock-Based Compensation—Transition and Disclosure*". The use of a different model to value options may result in a different fair value than the use of the Black-Scholes option pricing model. In addition, there are a number of other requirements under the new standard that would result in different accounting treatment than currently required. These differences include, but are not limited to, the accounting for the tax benefit on employee stock options and the presentation of these tax benefits within the consolidated statement of cash flows. In addition to the appropriate fair value model to be used for valuing share-based payments, the Company will also be required to determine the transition method to be used at date of adoption. The allowed transition methods are the prospective and retroactive adoption alternatives. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive method requires companies to record compensation expense for all unvested stock options and restricted stock beginning with the first disclosed period restated. The Company plans to adopt the prospective method.

In April 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the effective date of FAS 123R. The effective date of the new standard under these new rules for the Company's consolidated financial statements is January 1, 2006.

In February 2006, the FASB decided to move forward with the issuance of a final FSP FAS 123R-4 Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event. The guidance in this FSP FAS 123R-4 amends paragraphs 32 and A229 of FASB Statement No. 123R to incorporate the concept articulated in footnote 16 of FAS 123R. That is, a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee's control does not meet the condition in paragraphs 32 and A229 until it becomes probable that the event will occur. Originally under FAS 123R, a provision in a share-based payment plan that required an entity to settle outstanding options in cash upon the occurrence of any contingent event required classification and accounting for the share based payment as a liability. This caused an issue under certain awards that require or permit, at the holder's election, cash settlement of the option or similar instrument upon (a) a change in control or other liquidity event of the entity or (b) death or disability of the holder. With this new FSP, these types of cash settlement features will not require liability accounting so long as the feature can be exercised only upon the occurrence of a contingent event that is outside the employee's control (such as an initial public offering) until it becomes probable that event will occur. The guidance in this FSP shall be applied upon initial adoption of Statement 123(R). An entity that adopted Statement 123(R) prior to the issuance of the FSP shall apply the guidance in the FSP in the first reporting period beginning after February 2006. Early application of FSP FAS 123R-4 is permitted in periods for which financial statements have not yet been issued. The Company does not anticipate that this new FSP will have a material impact upon its financial condition or results of operations.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the ASCPA and the SEC did not or are not believed by management to have a material impact on our Company's present or future consolidated financial statements.

ALLIANCE FIBER OPTIC PRODUCTS, INC.

Notes to Consolidated Financial Statements

2. Balance Sheet Components

	December 31, 2005	December 31, 2004
Cash and cash equivalents:		
Cash	$ 1,901	$ 6,469
Government agencies' discount notes	-	441
Money market instruments and funds	813	589
	$ 2,714	$ 7,499
Accounts receivable, net:		
Accounts receivable	$ 3,716	$ 2,465
Less: Allowance for doubtful accounts and sales returns	(146)	(143)
	$ 3,570	$ 2,322
Allowance for doubtful accounts and sales returns:		
Balance at beginning of year	$ 143	$ 606
Change	30	(196)
Utilized	(27)	(267)
Balance at end of year	$ 146	$ 143
Inventories:		
Finished goods	$ 842	$ 840
Work-in-process	1,579	1,356
Raw materials	1,249	1,802
	$ 3,670	$ 3,998
Accrued expenses:		
Accrued compensation costs	$ 1,186	$ 1,246
Accrued professional fees	265	316
Other accruals	904	875
	$ 2,355	$ 2,437
Other long-term liabilities:		
Accrued pension liability	$ 366	$ 383
Other liabilities	9	20
	$ 375	$ 403
Accumulated other comprehensive Income/(Loss):		
Cumulative translation adjustments	$ (92)	$ 107
Unrealized loss on short-term investments	(28)	(61)
	$ (120)	$ 46

3. Marketable Securities

	December 31, 2005				December 31, 2004			
	Available-for-Sale Securities				Available-for-Sale Securities			
(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$ 813	$ -	$ -	$ 813	$ 681	$ -	$ -	$ 681
Auction rate securities	17,200	-	-	17,200	5,100	-	-	5,100
US Treasury and Federal Agency Securities	6,500	-	(20)	6,480	13,441	-	(40)	13,401
Corporate bonds	3,021	-	(8)	3,013	5,825	-	(21)	5,804
Total available-for-sale securities	$ 27,534	$ -	$ (28)	$ 27,506	$ 25,047	$ -	$ (61)	$ 24,986
Included in:								
Cash and cash equivalents				$ 813				$ 1,029
Short-term investments				26,693				23,957
Total				$ 27,506				$ 24,986

Approximately $0.4 million of the short term investments above are pledged as collateral for a stand-by letter of credit issued by a commercial bank.

4. Property and Equipment, Net

	December 31,	
(in thousands)	2005	2004
Machinery and equipment	$ 8,901	$ 8,901
Furniture and fixtures	432	412
Leasehold improvements	678	640
Building and equipment prepayments	890	944
	$ 10,901	$ 10,897
Less: Accumulated depreciation	(6,337)	(5,294)
Total property and equipment, net	$ 4,564	$ 5,603

During the fourth quarter of 2004, the Company wrote off $0.3 million of certain non production-related transceiver equipment that was no longer being utilized.

5. Excess Facility Charges

As a result of the business decline and reduced headcount in the United States, the Company consolidated its operations in the United States from three buildings to two buildings in Sunnyvale, California. As a consequence, the Company recorded excess facility charges of $1.8 million during 2002, comprised of $1.6 million of non-cancelable lease payments and $0.2 million of fixed assets written-off. Cash payments in 2004 and 2003 amounted to $0.6 million and $1.0 million respectively.

ALLIANCE FIBER OPTIC PRODUCTS, INC.

Notes to Consolidated Financial Statements

6. Income Taxes

The components of loss before income taxes are as follows:

	Years Ended December 31,		
	2005	2004	2003
Loss subject to domestic income taxes only	$ (1,493)	$ (6,717)	$ (7,755)
Loss subject to foreign income taxes only	(1,124)	(2,626)	(764)
	$ (2,617)	$ (9,343)	$ (8,519)

The following is a reconciliation of the effective tax rates and the United States statutory federal income tax rate:

	Years Ended December 31,		
	2005	2004	2003
Statutory federal income tax rate	(34.0) %	(34.0) %	(34.0) %
State income tax	(6.2)	(5.0)	(5.5)
Stock compensation	-	1.0	4.7
Research expenses excluded from income	1.0	-	-
Research and development credits	(2.8)	(0.8)	(4.5)
Valuation allowance	41.0	38.5	39.3
Other	1.0	0.3	-
Effective tax rate	0.0 %	0.0 %	0.0 %

Deferred tax assets consisted of the following:

	December 31,	
(in thousands)	2005	2004
Deferred tax assets:		
Net operating loss carryforwards	$ 17,100	$ 15,969
Credit carryforwards	2,140	2,029
Depreciation	401	491
Accruals and allowances	1,057	1,010
	20,698	19,499
Less: valuation allowances	(20,698)	(19,499)
Net deferred tax assets	$ -	$ -

	December 31,	
(in thousands)	2005	2004
Valuation allowances on deferred tax assets:		
Balance at beginning of year	$ 19,499	$ 15,903
Addition	1,199	3,596
Utilized	-	-
Balance at end of year	$ 20,698	$ 19,499

Based upon the weight of available evidence, which includes the Company's historical operating performance, lack of taxable income and the accumulated deficit, the Company provided a full valuation allowance against the net deferred tax assets.

As of December 31, 2005, the Company had net operating loss carryforwards of approximately $41.4 million for federal and $22.8 million for state tax purposes. If not utilized, these carryforwards will begin to expire in 2021 for federal and in 2011 for state purposes.

As of December 31, 2005, the Company had research credit carryforwards of approximately $1.2 million and $0.9 million for federal and state income tax purposes, respectively. If not utilized, the federal carryforward will expire in various amounts beginning in 2021. The California tax credit can be carried forward indefinitely.

Internal Revenue Code Section 382 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be restricted.

7. Stock-based Compensation Plans

1997 Stock Option Plan

In May 1997, the Company adopted its 1997 Stock Plan under which 3,000,000 shares of common stock were reserved for issuance to eligible employees, directors and consultants upon exercise of stock options and stock purchase rights. During the year ended December 31, 2000, an additional 5,200,000 shares were reserved for issuance under the 1997 Stock Plan. Incentive stock options are granted at a price not less than 100% of the fair market value of the Company's common stock and at a price of not less than 110% of the fair market value for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of grant. Nonstatutory stock options are granted at a price not less than 85% of the fair market value of the common stock and at a price not less than 110% of the fair market value for grants to a person who owned more than 10% of the voting power of all classes of stock on the date of the grant. Options granted under the 1997 Stock Plan generally vest over four years and are exercisable for not more than ten years (five years for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of the grant). In November 2000, the 1997 Stock Plan was replaced by the 2000 Stock Incentive Plan.

2000 Stock Incentive Plan

In November 2000, the Company adopted its 2000 Stock Incentive Plan under which 1,500,000 shares of common stock were reserved for issuance to eligible employees, directors and consultants upon exercise of stock options and stock purchase rights. On January 1 of each year, beginning on January 1, 2001, the number of shares available for grant will automatically increase by the lesser of: (i) 1,700,000 shares; (ii) 5% of the fully diluted outstanding shares of stock on that date; or (iii) a lesser amount as may be determined by the Board of Directors. Incentive stock options are granted at a price not less than 100% of the fair market value of the Company's common stock and at a price of not less than 110% of the fair market value for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of grant. Nonstatutory stock options are granted at a price not less than 85% of the fair market value of the common stock and at a price not less than 110% of the fair market value for grants to a person who owned more than 10% of the voting power of all classes of stock on the date of the grant. Options granted under the 2000 Stock Incentive Plan generally vest over four years and are exercisable for not more than ten years (five years for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of the grant).

ALLIANCE FIBER OPTIC PRODUCTS, INC.

Notes to Consolidated Financial Statements

The following table summarizes option activity under the Plans:

	Option Shares Available for Grant	Options Outstanding Number of Shares	Options Outstanding Exercise Price	Weighted Average Exercise Price
Balance at December 31, 2002	2,460,500	2,959,858	\$0.20 - \$6.38	\$ 1.42
Additional shares reserved	1,700,000	-		
Granted	(1,356,300)	1,356,300	\$0.45 - \$1.81	\$ 1.25
Canceled	290,850	(499,567)	\$0.20 - \$6.38	\$ 2.45
Exercised	-	(218,300)	\$0.20 - \$2.00	\$ 0.41
Balance at December 31, 2003	3,095,050	3,598,291	\$0.20 - \$6.38	\$ 1.27
Additional shares reserved	2,002,133	-		
Granted	(1,311,300)	1,311,300	\$0.81 - \$0.96	\$ 0.91
Canceled	322,833	(421,291)	\$0.40 - \$6.38	\$ 1.84
Exercised	-	(247,217)	\$0.05 - \$2.00	\$ 0.40
Balance at December 31, 2004	4,108,716	4,241,083	\$0.05 - \$6.38	\$ 1.16
Additional shares reserved	1,700,000	-		
Granted	(1,148,500)	1,148,500	\$0.90 - \$0.91	\$ 0.90
Canceled	371,325	(389,825)	\$0.40 - \$4.50	\$ 1.17
Exercised	-	(159,375)	\$0.85 - \$0.86	\$ 0.72
Balance at December 31, 2005	5,031,541	4,840,383	\$0.40 - \$4.50	\$ 1.12

Information relating to stock options outstanding at December 31, 2005 is as follows:

Exercise Price	Options Outstanding Number Outstanding	Options Outstanding Weighted Average Remaining Contractual Life (in Years)	Options Outstanding Weighted Average Exercise Price	Options Exercisable Number Exercisable	Options Exercisable Weighted Average Exercise Price
\$ 0.20	143,000	3.50	\$ 0.20	143,000	\$ 0.20
\$0.40 - \$0.63	280,000	7.10	\$ 0.52	241,152	\$ 0.51
\$0.70 - \$1.00	3,419,650	8.24	\$ 0.89	2,970,859	\$ 0.88
\$1.56 - \$2.50	824,500	7.38	\$ 1.64	809,967	\$ 1.64
\$4.00 - \$5.75	143,333	4.79	\$ 4.57	143,333	\$ 4.57
\$ 6.38	29,900	4.98	\$ 6.38	29,900	\$ 6.38
	4,840,383	7.76	\$ 1.12	4,338,211	\$ 1.14

Options exercisable as of December 31, 2005, 2004, and 2003 were 4,338,221, 1,895,723, and 1,468,725 at an average exercise price of \$1.14, \$1.32, and \$1.43 per share, respectively.

Receivables from Stockholders

On various dates during the year ended December 31, 2000, 2,935,000 options were exercised prior to being vested by certain officers of the Company for a total of $1.95 million in notes payable to the Company. These exercised shares are subject to rights of repurchase by the Company until such shares are vested. The notes are full recourse, have a four-year term, and bear interest at rates ranging from 6.5% to 7.0% per annum. The number of shares of common stock subject to repurchase was 570,833 and 170,833 as of December 31, 2002 and 2003, respectively. On August 25, 2004, the Company purchased an aggregate of 530,000 shares from two officers at the market price of $0.82 per share. The proceeds received by the officers for the shares were applied against amounts owed to the Company by the officers. All notes payable to the Company are paid in full.

Accelerated Vesting of Options

On December 30, 2005, the Board of Directors of the Company approved accelerating the vesting of all the currently unvested stock options awarded to employees at the director level and above, including executive officers. The unvested options to purchase up to approximately 1.9 million additional shares became immediately exercisable as a result of the vesting acceleration. Typically, stock options granted by the Company vest over a four year period. The number of shares and exercise prices of the options subject to the acceleration remain unchanged. No additional compensation expense was taken based on historical employee turnover rates and forfeitures.

The purpose of the accelerated vesting was to enable the Company to avoid recognizing in its statement of operations non-cash compensation expense associated with these options in future periods, upon the expected implementation of FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" in January 2006. As a result of the acceleration, the Company expects to avoid recognition of up to approximately $1.0 million of compensation expense over the course of the original vesting periods. Up to approximately $250 thousand of such compensation expense is expected to be avoided in 2006.

Restrictions have been imposed upon the sale of any shares received through the exercise of acceleration options, which restrictions will prevent the sale of any shares received from the exercise of an accelerated option prior to the original vesting date of the option. This restriction does not affect the fair value of the options at the grant date.

Employee Stock Purchase Plan

In November 2000, the Company adopted its 2000 Employee Stock Purchase Plan (the "Plan"). The Company reserved 1,500,000 shares of common stock for issuance under the Plan. On the first day of January each year beginning January 1, 2001, additional shares of common stock are reserved for issuance under the Plan as determined by the Board of Directors. The plan limits the annual increase to the lesser of 1% of the Company's issued and outstanding common stock or 1,000,000 shares. The Plan provides eligible employees with the opportunity to acquire shares of common stock at a price of 85% of the lower of the fair market value of the common stock on the first day of the offering period or the last day of the offering period, whichever is lower. The Plan is structured as a qualified employee stock purchase plan under Section 423 of the amended Internal Revenue Code of 1986. However, the Plan is not intended to be a qualified pension, profit sharing or stock bonus plan under Section 401(a) of the 1986 Code and is not subject to the provisions of the Employee Retirement Security Act of 1974. The Board may amend, suspend, or terminate the Plan at any time without notice. A total of 560,780, 1,077,623 and 705,185 shares were issued under the Plan in 2005, 2004, and 2003, respectively.

There were 532,304 shares available for future issuance under the Employee Stock Purchase Plan as of December 31, 2005.

Stock-based Compensation under APB Opinion No. 25

During the years ended December 31, 2005, 2004, and 2003, the Company recorded stock based compensation expense of $0 million, $0.3 million, and $0.9 million, respectively. This compensation expense represents the difference between the exercise price of common stock options and the deemed fair value for financial statement reporting purposes of the Company's common stock on the option grant date. Deferred compensation is being amortized using the graded vesting method, in accordance with FIN No. 28, over the vesting period of each respective option, generally four years. Under the graded vesting method, each option grant is separated into portions based on its vesting terms, which results in acceleration of amortization expense for the overall award. The accelerated amortization pattern results in expensing approximately 52% of the total award in year one, 27% in year two, 15% in year three and 6% in year four.

8. Concentrations of Certain Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company limits the amount of deposits in any one financial institution and any one financial instrument. The Company invests its excess cash principally in certificates of deposit, debt instruments issued by high-credit quality financial institutions and corporations and money market accounts with financial institutions in the United States.

The Company performs ongoing credit evaluations of its customers' financial condition, and limits the amount of credit extended when deemed necessary, but generally does not require collateral.

At December 31, 2005, one customer accounted for 17.7% of the Company's accounts receivable. At December 31, 2004, two customers accounted for 11% and 10% of the Company's accounts receivable, respectively.

One customer accounted for 10%, 11%, and 11% of our revenues in the years ended December 31, 2005, 2004, and 2003, respectively. Certain components used in manufacturing the Company's products have relatively few alternative sources of supply, and establishing additional or replacement suppliers for such components cannot be accomplished quickly.

9. Acquisition of Assets

In January 2004, the Company acquired substantially all of the assets of Taiwan-based Ritek Corporation's photonics business unit. Through this transaction, the Company acquired certain assets and assumed certain pension liabilities. The Company also received $1.5 million in cash from Ritek.

The total purchase price was approximately $4.0 million, which consisted of the issuance of 1.7 million shares of the Company's common stock. The purchase price was allocated as follows (in thousands):

Cash	$ 1,500
Fixed assets	2,048
Inventory	272
Prepaid facilities rent	239
Pension liability assumed	(44)
Total	$ 4,015

Prepaid facilities rent is being amortized over twenty-four months (length of the prepaid lease).

10. Geographic Segment Information

The Company operates in a single industry segment. This industry segment is characterized by rapid technological change and significant competition.

The following is a summary of the Company's revenues generated by geographic segments, revenues generated by product lines and identifiable assets located in these segments (in thousands):

	Years Ended December 31,		
	2005	2004	2003
Revenues			
United States	$ 19,586	$ 13,055	$ 10,702
Taiwan	1,377	1,503	768
	$ 20,963	$ 14,558	$ 11,470

	Years Ended December 31,		
	2005	2004	2003
Revenues			
Optical path management solution	$ 14,092	$ 10,628	$ 9,104
Dense wave length division multiplexer	6,871	3,930	2,366
	$ 20,963	$ 14,558	$ 11,470

	December 31,	
	2005	2004
Property and Equipment		
United States	$ 371	$ 748
Taiwan	3,129	3,940
China	1,064	915
	$ 4,564	$ 5,603

11. Commitments and Contingencies

Litigation: From time to time, the Company may be involved in litigation in the normal course of business. As of the date of these financial statements, the Company is not aware of any material legal proceedings pending or threatened against the Company.

Off-Balance Sheet Arrangements: The Company had no off-balance sheet arrangements as of December 31, 2005.

Indemnification and Product Warranty: The Company indemnifies certain customers, suppliers and subcontractors for attorney fees and damages and costs awarded against these parties in certain circumstances in which products are alleged to infringe third party intellectual property rights, including patents, trade secrets, trademarks or copyrights. In all cases, there are limits on and exceptions to the potential liability for indemnification relating to intellectual property infringement claims. The Company cannot estimate the amount of potential future payments, if any, that might be required to make as a result of these agreements. To date, the Company has not paid any claim or been required to defend any action related to indemnification obligations, and accordingly, the Company has not accrued any amounts for such indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

The Company generally warrants products against defects in materials and workmanship and non-conformance to specifications for varying lengths of time. If there is a material increase in customer claims compared with historical experience, or if costs of servicing warranty claims are greater than expected, the Company may record a charge against cost of revenues.

Operating Leases: The Company leases certain office space under long-term operating leases expiring at various dates through 2010. Total rent expense under these operating leases were approximately $0.6 million, $1.0 million and $1.2 million for the years ended December 31, 2005, 2004, and 2003, respectively.

Total future minimum lease payments under operating leases as of December 31, 2005 are summarized below (in thousands):

Years ending December 31,		
2006	$	833
2007		627
2008		599
2009		437
2010 and after		239
Total	$	2,735

Letter of Credit: The Company had a letter of credit of $0.4 million outstanding as of December 31, 2005. The letter of credit is collateralized by short term investments of $0.4 million.

12. Bank Loan

In November 2004, the Company entered into a ten-year loan of $0.5 million in Taiwan with a fixed interest rate of 2.3% for the first two years. The loan is secured by the Company's building in Taiwan. The net book value of the building was $0.6 million as of December 31, 2005.

Payments due under the bank loan as of December 31, 2005 are as follows (in thousands):

Years ending December 31,		
2006	$	87
2007		88
2008		90
2009		90
2010		66
2011 and after		209
Total payment		630
Less: Amounts representing interest		(73)
Present value of net remaining payments		557
Less: current portion		(73)
Long-term portion	$	484

13. Related Party Transactions

As of March 8, 2006, Foxconn Holding Limited was a holder of 20.1% of the Company's common stock. In the normal course of business, the Company sells products and purchases raw materials from Hon Hai Precision Company Limited, who is the parent company of Foxconn Holding Limited. These transactions were made at prices and terms consistent with those of unrelated third parties. Sales of products to Hon Hai Precision Industry Company Limited were $0.8 million and $0.3 million in the years ended December 31, 2005 and 2004, respectively. Purchases of raw materials from Hon Hai Precision Company Limited were $2.3 million and $1.4 million in the years ended December 31, 2005 and 2004, respectively. Amounts due from Hon Hai Precision Company Limited were $0.3 million at December 31, 2005 and 2004. Amounts due to Hon Hai Precision Company Limited were $0.6 million at December 31, 2005 and 2004.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

On April 7, 2005, our board of directors dismissed PricewaterhouseCoopers LLP, or PWC, as our independent registered public accounting firm and subsequently appointed Stonefield Josephson, Inc. as our independent registered public accounting firm. There were no disagreements with PWC in connection with the audit for the year ended December 31, 2004 or during the subsequent interim period preceding their replacement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to PWC's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. The report of PWC on the financial statements for the year ended December 31, 2004 contained no adverse opinion or disclaimer of opinion and was unqualified and not modified as to uncertainty, audit scope or accounting principle. We did not consult with Stonefield Josephson, Inc. on any accounting or financial reporting matters in the periods prior to their appointment.

We requested PWC to furnish a letter addressed to the Securities and Exchange Commission, stating whether it agrees with these statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter, dated as of April 13, 2005, which states that it agrees with these statements, is incorporated by reference to Exhibit 16 to our Form 8-K/A filed April 13, 2005 (File No. 000-31857).

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Acting Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Acting Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

(b) Changes in internal controls. There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with the evaluation described in Item 8A(a) above that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not Applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item (with respect to Directors) is incorporated by reference from the information under the caption "Election of Directors" contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 2006 Annual Meeting of Stockholders to be held on May 19, 2006 (the "Proxy Statement"). Certain information required by this item concerning executive officers is set forth in Part I of this Report under the caption "Executive Officers of the Registrant."

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. This disclosure is contained in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are James C. Yeh (Chairperson), Richard Black and Ray Sun, all of whom meet the independence standards established by The Nasdaq Stock Market for serving on an audit committee. The Board of Directors has determined that each of James Yeh, Richard Black and Ray Sun is an "audit committee financial expert" as defined SEC regulations.

The Company's Board of Directors adopted a Code of Ethics for all of its directors and officers on March 24, 2004. The Company's Code of Ethics is available on the Company's website at http://www.afop.com. To date, there have been no waivers under the company's Code of Ethics. The Company will post any waivers, if and when granted, under its Code of Ethics on the Company's website at http://www.afop.com.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from the information under the captions "Election of Directors — Director Compensation," "Election of Directors — Executive Compensation," and "Election of Directors — Compensation Committee Interlocks and Insider Participation" contained in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement.

Equity Compensation Plan Information

Set forth in the table below is certain information regarding the Company's equity compensation plans as of December 31, 2005:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,840,383 (1)	$ 1.12	5,563,845 (2)
Equity compensation plans not approved by security holders	-	-	-
Total	4,840,383	$ 1.12	5,563,845

(1) Includes shares to be issued upon exercise of outstanding options granted under the 1997 Stock Plan and the 2000 Stock Incentive Plan. Options to purchase shares of the Company's Common Stock are no longer granted under the 1997 Stock Plan.

(2) Includes:

(a) 5,031,541 of shares reserved for issuance under the Company's 2000 Stock Incentive Plan. The number of shares reserved for issuance under the Company's 2000 Stock Incentive Plan will be increased on the first day of the Company's fiscal year by the lesser of 1,700,000 shares, 5% of the fully diluted outstanding shares of the Company's common stock on that date or a lesser amount determined by the Company's Board of Directors. Stock options, restricted stock, restricted stock units or stock appreciation rights may be awarded under the 2000 Stock Incentive Plan.

(b) 532,304 shares reserved for issuance under the Company's 2000 Employee Stock Purchase Plan (the "ESPP"). The number of shares reserved for issuance under the ESPP increases on the first day of the Company's fiscal year by an amount as may be determined by the Board of Directors, or, if less, the lesser of 1,000,000 shares or 1.0% of the outstanding common stock on that date. The ESPP permits eligible employees to contribute up to 20% of cash compensation toward the semi-annual purchase of the Company's common stock. The purchase price per share is 85% of the fair market value on the last trading day prior to the beginning of the six-month period at which an eligible employee is enrolled; or the fair market value on the last trading day of the month in which the six-month period expired, whichever is lower.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference from the information contained under the caption "Certain Relationships and Related Party Transactions" contained in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference from the information set forth under the caption "Ratification of the Appointment of Independent Registered Public Accounting Firm—Principal Accountant Fees and Services" and "—Audit Committee Pre-Approval Policies" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Financial Statements

Reference is made to the index to Consolidated Financial Statements under Item 8 of Part II hereof.

(2) Financial Statement Schedules

Schedules have been omitted because they are not applicable or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

(3) Exhibits

See the List of Exhibits, which follows the signature pages of this report and is incorporated here by reference.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANCE FIBER OPTIC PRODUCTS, INC.

Date: March 24, 2006

By /s/ Peter C. Chang
Peter C. Chang
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter C. Chang and Anita K. Ho, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Peter C. Chang Peter C. Chang	President, Chief Executive Officer (Principal Executive Officer) and Chairman	March 24, 2006
/s/ Anita K. Ho Anita K. Ho	Acting Chief Financial Officer (Principal Financial and Accounting Officer)	March 24, 2006
/s/ Richard Black Richard Black	Director	March 24, 2006
/s/ Gwong-Yih Lee Gwong-Yih Lee	Director	March 24, 2006
/s/ Ray Sun Ray Sun	Director	March 24, 2006
/s/ James C. Yeh James C. Yeh	Director	March 24, 2006

EXHIBIT INDEX

Exhibit Number	Description of Document
3(i).1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i).3 to the Company's Registration Statement on Form S-1 (File No. 333-45482)).
3(i).2	Certificate of Designation of Series A Participating Preferred Stock (incorporated by reference to Exhibit 3(i).2 to Company's 10-K for year ended December 31, 2002).
3(ii).1	Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3(ii).3 to the Company's Registration Statement on Form S-1 (File No. 333-45482)).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002).
4.2	Amended and Restated Rights Agreement dated as of August 31, 2000 (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (File No. 333-45482)).
4.3	Rights Agreement dated as of May 29, 2001 between the Company and Mellon Investor Services, LLC (incorporated by reference to Exhibit 4.1 to the Company's Form 8-A (File No. 0-31857)).
10.1#	1997 Stock Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-45482)).
10.2#	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-45482)).
10.3#	Alliance Fiber Optic Products, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to Amendment No. 3 to the Company's Registration Statement on Form S-1 (File No. 333-45482)).
10.4#	Alliance Fiber Optic Products, Inc. Amended and Restated 2000 Employee Stock Purchase Plan.
10.5#	Alliance Fiber Optic Products, Inc. 1997 Stock Plan Stock Option Agreement dated May 2, 2000 between Peter C. Chang and the Company (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-45482)).
10.6#	Form of Full Recourse Promissory Note (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-45482)).
10.7#	Lease Agreement dated April 5, 2004 by and between Moffett Office Park Investors LLC and Alliance Fiber Optic Products, Inc. (incorporated by reference to Exhibit 10.13 to Company's Quarterly Report on Form 10-QSB for period ended June 30, 2004).

Exhibit Number	Description of Document
10.8#	Form of 2000 Stock Incentive Plan Option Agreement
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000).
23.1	Consent of Stonefield Josephson, Inc., Independent Registered Public Accounting Firm.
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 58 of this Form 10-K)
31.1	Rule 13a–14(a) certification of Chief Executive Officer.
31.2	Rule 13a–14(a) certification of Acting Chief Financial Officer.
32.1**	Statement of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).
32.2**	Statement of Acting Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).

** In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

# Indicates management contract or compensatory plan or arrangement.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-50998, 333-50926, 333-54864, 333-54874, 333-119710, 333-119711, 333-123648 and 333-123649) of Alliance Fiber Optic Products, Inc. of our report dated February 8, 2006, relating to the consolidated financial statements which appear in this Form 10-K.

/s/Stonefield Josephson, Inc.

San Francisco, California
March 24, 2006

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-50998, 333-50926, 333-54864, 333-54874, 333-119710, 333-119711, 333-123648 and 333-123649) of Alliance Fiber Optic Products, Inc. of our report dated January 29, 2005, relating to the consolidated financial statements which appear in this Form 10-K.

/s/PricewaterhouseCoopers LLP

San Jose, California
March 24, 2006

Exhibit 31.1

Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for the Period Ended December 31, 2005

CERTIFICATION

I, Peter C. Chang, certify that:

1. I have reviewed this annual report on Form 10-K of Alliance Fiber Optic Products, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 24, 2006

By: /s/ Peter C. Chang
Peter C. Chang

Chief Executive Officer

(Principal Executive Officer)

Exhibit 31.2

Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for the Period Ended December 31, 2005

CERTIFICATION

I, Anita K. Ho, certify that:

1. I have reviewed this annual report on Form 10-K of Alliance Fiber Optic Products, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 24, 2006

By: /s/ Anita K. Ho
Anita K. Ho
Corporate Controller and Acting Chief Financial Officer

(Principal Financial and Accounting Officer)

Exhibit 32.1

STATEMENT OF CHIEF EXECUTIVE OFFICER UNDER 18 U.S.C. § 1350

I, Peter C. Chang, the chief executive officer of Alliance Fiber Optic Products, Inc. (the "Company"), certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to the best of my knowledge,

(i) the Annual Report of the Company on Form 10-K for the period ended December 31, 2005 (the "Report"), fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peter C. Chang
Peter C. Chang

March 24, 2006

Exhibit 32.2

STATEMENT OF ACTING CHIEF FINANCIAL OFFICER UNDER 18 U.S.C. § 1350

I, Anita K. Ho, the acting chief financial officer of Alliance Fiber Optic Products, Inc. (the "Company"), certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to the best of my knowledge,

(i) the Annual Report of the Company on Form 10-K for the period ended December 31, 2005 (the "Report"), fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Anita K. Ho

Anita K. Ho

March 24, 2006